STATEMENT ATTACHED TO AND MADE PART OF
                                  FORM 10-SB/A
                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS

NAME OF SMALL BUSINESS ISSUER:      RBID. Com, INC.
---------------------------------------------------

                                     PART I
                                     ------

            INFORMATION IS HEREBY FURNISHED PURSUANT TO ALTERNATIVE 3
            ---------------------------------------------------------

ITEM 1:  DESCRIPTION OF BUSINESS

         Pursuant to Item 101 of Regulation S-B, the following information is provided.

(a)      Business Development Description.
         ---------------------------------
         RBID. com, Inc. (the "Registrant" or the "Company" or "RBID") was organized in 1988, as a corporation under the laws of the State of Florida. The name under which the Registrant was originally organized was GCST, Inc. In August, 1998, the Registrant entered into a reorganization agreement with Secure America, Inc., a Delaware corporation, pursuant to which the Registrant issued 5,800,000 shares of common stock to the shareholders of Secure America, Inc., in exchange for one hundred percent of the shares of common stock of Secure America, Inc. As such, Secure America, Inc., became a wholly-owned subsidiary of the Registrant. A true and correct copy of the reorganization agreement is attached hereto as Exhibit "10." A list of the subsidiaries of Registrant is attached hereto as Exhibit "8."

         In April 1999, the board of directors of GCST Corp. approved a resolution to change the name of the Company to RBID.com, Inc. The Company has obtained consent to the name change from a majority of its shareholders as required by Florida law. The Company has notified Nasdaq of the name change and has applied to change the ticker symbol to RBID. The Company anticipates that for trading purposes the name change became effective April 16, 1999. All documents required to be filed by the Registrant with the Office of the Secretary of State for the State of Florida were filed on April 14, 1999, to effectuate the change in name. A true and correct copy of the original Articles of Incorporation of the Registrant is attached hereto as Exhibit "1." A true and correct copy of the original Bylaws of the Registrant is attached hereto as Exhibit "1." A true and correct copy of the Amended and Restated Articles of Incorporation of the Registrant is attached hereto as Exhibit "2."

         Since its formation, the Registrant has not been a debtor or debtor in possession in any proceeding under Title 11 United States Code nor has the Registrant been subjected to a receivership or other legal or judicial process pursuant to which its assets and operation are overseen by any third party or judicial tribunal.

         Since its formation, the Registrant has not undergone any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

         RBID, is a leading provider of Internet access services, e-commerce solutions, online shopping mall, auction mall and classified advertising for consumers and small- to medium-sized businesses. RBID provides consumers and merchants the information, technology, and services they need to become successful in e-commerce while offering the online shopping consumer a unique and enjoyable shopping, auction and free classified advertising experience.

         RBID is headquartered in Laguna Hills, California. RBID originally was formed to develop Internet related products and services that answer the needs of everyday businesses. RBID is expanding its quality products and services to include the world's first fully interactive "online merchant stores" that include full access to auction and classifieds advertising channels.

         Vision, ambition and integrity are the hallmarks of RBID. From the management team to the quality products and services, the Company is evolving from a single product Company into a global marketing organization with virtually unlimited potential.

         Talented, experienced and energetic; each member of the RBID corporate team brings a wealth of lifelong achievements and ethics that transfers into a strong and profitable corporation ready to provide e-commerce solutions for the next millennium.

         RBID's corporate offices are located in the beautiful city of Laguna Hills, California and can be reached at:

                              24461 Ridge Route Dr
                                    2nd Floor
                             Laguna Hills, CA 92663
                              Phone (949) 470-4550
                               Fax (949) 470-4575
                                Web: www.rbid.com
                             Email: contact@rbid.com

(b)      Business of the Issuer.
         -----------------------
1.       Principal Products or Services and their Markets:
         -------------------------------------------------

         At the present time, the Registrant distributes both a product and service. The product which the Registrant distributes is a web site for individuals which desire to own and operate a retail mall establishment for the sale of goods and services. Specifically, an interested person will contract with the Registrant to design a retail shopping mall. The selling price of the retail mall site will range from $250.00 to $995.00. The Registrant will undertake to create the retail mall for the subscriber and the subscriber will then be able to offer a wide variety of goods and services to the public for sale from his/her individual mall site.

         After completing the installation of the individual mall site, the Registrant will provide the customer with a list of potential vendors from whom the customer can purchase and resell goods and services. The goods and services which Registrant can offer its customers for use in conjunction with a mall site are wide and varied.

         A customer, after completing the installation of the mall site and the selections of the goods and services he/she wishes to resell to the public, will be required to pay a fee to the Registrant based upon a percentage of sales.

         The market for the products and services provided by the Registrant is both the domestic and international markets. Specifically, all persons globally who utilize the internet and available high speed technologies will be potential customers of the Registrant. This would include persons who desire to set up their own business mall site as well as persons that will purchase goods and services from the mall sites.

         Since 1998, RBID's main focus was to develop unique and powerful Internet related e-commerce products and services to meet the high demand of small to medium sized businesses. The Company's main focus will be on marketing the Internet shopping mall and merchant online stores (Rmall.com) classified advertising (Rads.com) and online auctions (RBID.com). These new exciting products and services will be the driving force for Company expansion into new markets and product diversification. These new and revolutionary products and services are called R-Mall (Internet shopping mall and merchant online stores), R-Ads (Internet classified advertising), RBID.com (Internet auction), Rway.net (Internet access and marketing services) and R-escrow (financial transactions).

         The past year has been invested in intensive preparation and development of the products and services and key affiliate relationships with major retailers, which have been outlined on the rbid.com Web site. Existing and newly enrolled users may now begin the practical application of RBID's SuperSite features including: online auctions with a user-friendly interface facilitating Web site navigation; an online shopping mall with major industry names like Dell, Disney, JC Penny and Sharper Image; classified advertising sites such as R-freeAds, Rhomeguide and R-auto mall; and R-surf Internet services including a chat forum, free e-mail and a portal search page --- all under the R-world umbrella of products and services.

         Launching RBID and its new Internet e-commerce products and services will catapult it into a powerful Company with unlimited products and services while realizing high profit margins to sustain our anticipated fast growth in the coming millennium.

2.       Distribution Methods of the Products and Services:
         --------------------------------------------------

MARKETING OVERVIEW

The Power Of Organizational Marketing

         RBID utilizes Organizational Marketing with Merchant Resellers as the key marketing strategy behind Rway, Rmall and RBID auction house. In the coming months and years we will focus on bringing "on-board" large national organizations with millions of potential customers and vendors that will buy and sell the RBID products and services. This unique market approach will undoubtedly revolutionize the Internet world. Where other companies spend tens of millions of dollars on banner media advertising as its primary avenue of promoting and selling their products while trying to build a name recognition, RBID will immediately focus on bringing millions of customers while strategically placing media advertising to exclusively build the RBID name recognition. In April 1999, RBID signed its first major partnership agreements with SOURCE International. SOURCE Rebate is the largest US rebate provider with 23 affinity groups and a proprietary loyal debit card with over 15 million members nationwide. SOURCE Rebate, has also provided over 15 years of dedicated service to its members, and has enjoyed its strong success by offering its users a myriad of benefits including (but not limited to) discounts on popular products and merchant financial services. SOURCE International's success comes from its ability to consistently exceed the needs of its customers through its unparalleled product and service offerings. This partnership will likely be an enormous boost to RBID.com's user base for its Internet products; especially the RBID Auction site.

         Mr. Richard Stewart - President/CEO of SOURCE International, is a proven business leader and brings to RBID over 30 years of experience in the areas of finance and sales and marketing. Mr. Stewart's background includes being a highly successful entrepreneur and having had strong management positions with large Fortune 500 corporations. Prior to SOURCE, Mr. Stewart's previous accomplishments are notable and varied. With eloquent grace in his public speaking appearances, Mr. Stewart became a nationally recognized speaker on the subjects of reaching higher corporate market perpetration. Well-known clients whom Mr. Stewart has consulted include Kirstie Alley, Cathy Lee Crosby, Michael Roberts and the Presley family. Mr. Stewart states "We are excited about this partnership marketing alliance with RBID and what it can mean to our large member base. We feel that RBID brings SOURCE a whole new level of quality Internet products and services to our 15 million members in the form of Internet connectivity (www.rway.net), complete e-commerce shopping solutions (www.rmall.com) and an avenue to move a tremendous amount of products through the coming RBID(www.rbid.com) auction site. The potential of this partnership for both parties through time is truly enormous."

         RBID is developing relationships with other national marketing firms that specialize in assisting corporations to reach their maximum sales potentials. We are aware that the Internet and Internet Marketing is a revolution taking place in front of our eyes that can be very profitable for those who know how to capture it. RBID is strategically poised to capture a healthy percentage of the overall Internet e-commerce including Online Shopping, Internet Access and Online Auctions. Our exciting marketing programs will open new doors and opportunities to mall merchants looking to profit from the Internet on a global scale.

International Growth

         All of the RBID Internet products and services were developed and designed for future expansion into the International markets. In the near future, RBID will selectively open new countries and territories in a prudent and financially beneficial way with existing capable and experienced marketing companies. Our international Internet services and Internet Telephony products will be the initial driving force into those new and emerging markets.

         Everyone in the world can easily identify with RBID's exciting Internet related products and services as well as our strong income opportunity to capture a significant share of the e-commerce markets in many countries.

         The distribution methods for the sale of Mall Sites will involve the following marketing methods:

                  1. The Registrant is the owner of one hundred percent (100%) of the issued and outstanding stock of RWAY.COM, a Delaware corporation. RWAY will operate the marketing of the mall sites through a multi-level sales force both domestically and on an international basis. The marketing plan of RWAY will include the use of the following marketing materials:

                           a.       Infomercials:
                           b.       Direct Sales:
                           c.       Seminars:

         Forecasts are explosive in e-commerce. Reports indicate plenty more to come. In the U.S. Commerce Department's report "Emerging Digital Economy" it predicts that by 2002, Internet commerce will likely surpass $300 billion. The report goes on to highlight the hefty activity transacted by billion dollar companies, including General Electric Corp., Dell Computers and Federal Express. However, they also say that Electronic Commerce (e-commerce) isn't just for the big boys. Today, small businesses, many of which used to perceive the Internet as a fad, are seeing it as another revenue source, according to Thomas Miller, vice president of industry researcher Cyber Dialogue, based in New York. For most small-to-medium size businesses, choosing the right web Development Company can be difficult and very expensive. Building a web site for a business with e-commerce can cost from $1000 to tens of thousands of dollars. RBID takes the mystery and high cost out of operating an effective online web store with full e-commerce capabilities by providing a viable business e-commerce solution for a modest monthly fee of $29.95 and no front-end development costs.

One Stop Total Solution

         Rmall is a great place to present, sell and support almost any product or service. We provide our merchants with total interactive store development, e-commerce solutions and hosting under "one roof" including:

* Worldwide market penetration.
o Dual interactive operations on the Rmall online service and RBID Internet. * Interactive strategy planning and implementation.
* Data production and imaging.
* Creative Presentations
* Special Interest area support.
* Access to special sales events and promotions.
* Merchandising partnerships.
* Retailer and Dealer customer action programs.
* Consumer direct or OEM and business-to-business applications.
* Transaction processing.
* Custom application design and programming.
* Reporting Services.
* Customer service.
* Instant customer surveys and dynamic market segmentation.

R-Escrow Clearinghouse

         R-Escrow will serve as a clearinghouse for all transactions occurring on RBID.com. The goal of R-escrow is to provide a secure environment for completing purchases and sales at online resources such as classifieds, for sale merchandise and web auctions. R-escrow has established procedures designed to protect both merchants and customers and to ensure payment and delivery, including QuikTrack transaction manager with point-and-click online access to the current status of sales activity. Electronic payment: credit cards, wire transfers, as well as checks and money orders can be processed through R-escrow. With the establishment of R-escrow, the complete organizational structure of RBID is in place.

SCORE Discount Rebate Program

         The SCORE rebate discount benefits card is an ideal way for merchants to channel customers to their locations or Online by giving a Discount Rebate to customers when purchasing their products or services. Customers can receive up to 15% discount rebate by using the RBID SCORE rebate card in all participating locations. Independent Merchant Resellers can receive a bonus on all purchase made by the participating customers and merchants that he/she establishes. With millions of users and over 15 years of dedicated service to its members, SCORE is the founder of many benefits and services and is most recently the founder of the reciprocal rebate program. This program will enable many individuals, companies and nonprofit organizations to earn "REBATE INCOME" while purchasing everyday items.

Proven and Effective Reseller Program

         RBID will utilize the power of a Merchant Reseller marketing program to promote the R-Ads and RBID in the U.S and abroad. Each new Rmall Merchant Reseller will have the opportunity to purchase their own R-Ads and Rmall sites for a small fee. The fee will have a commission bonus built in it to pay generous commissions to the Merchant Reseller. Now Rway Merchant Resellers can promote their own Rmall sites in many forms of advertising to encourage people and business of all sorts to advertise their products and services on their own Rmall and make a profit from every transaction that is conducted through the R-Escrow account.

         With the tremendous growth of the Internet, opportunities are constantly arising from companies that can take ideas and effectively implement them in simple but powerful ways. RBID is launching a new Internet marketing division called R-Ads (Free Classifieds Advertising) and RBID (Online Auction). After doing extensive marketing research and developments in the advertising classified markets, we are now launching one of the most aggressive advertising ideas ever.

         RBID has set up an R-Bid Auction capability that will be available to everyone using the R-Ads. This hot concept of being able to auction items on the Internet is fast becoming a billion-dollar industry. There are several start-up companies who are capitalizing on this new industry that have become in instant success overnight. Companies like "Ebay" and "ubid" have experienced a phenomenal increase in their revenues and stocks in the past few months. While these companies actually charge sellers and vendors a fee for each ad that they insert, R-Ads will be completely free of any advertising fees. The R-Ads concept utilizes the same auction method of introducing buyers to sellers and the opportunity to bid on products online.

         R-Ads is simply a way for anyone on the Internet to advertise anything they want for FREE. People can place ads for new or used cars, furniture, jewelry, etc,. Etc, There is no limit as to how many ads a person can run. It's all free of any advertising charges. The income from R-Ads will be generated from RBID's R-Escrow account. Every person on the R-Ads will need a way to ensure that the product listed from the seller will be shipped as agreed and the funds from the buyer will be secured when the product is received and inspected. The R-Escrow account will be used in 90% of all the R-Ads transactions of which Rway will keep 10% of the final sales price up to a maximum charge of $100.00

         Today, there are millions of individuals and businesses that can utilize the R-Ads classified mall to advertise all of their products and services for free to millions of potential customers worldwide. A large percentage of online individuals and business do not have a simple, easy to implement and manage online e-commerce solution. Therefore R-Ads is the best solution to transact freely on the Internet with nominal financial outlay.

Many Advantages to Advertisers

         There are many advantages of listing a product or service with R-Ads. The main reason is simplicity and no cost involved in advertising any product or service. Second, the seller has the option to list products to be auctioned in the RBID site without having to re-enter new information and knowing the products will be automatically listed on all the major search engines. The seller has absolutely nothing to lose if their products do not sell. People will be bidding on the auctioned items and the seller will choose and pick the best offers available. However, it's an ideal way to auction outdated products and get the best deal for idle inventory at no additional cost or effort.

Rway Internet Access

         Through the development of proprietary software that allow RBID Corporation to virtually contract with unlimited number of small local ISP's (Internet service providers), we can offer provide unlimited Internet access at competitive rates. RBID.net is able to sell Internet access in all major metropolitan cities with unlimited Internet access at a competitive rate while paying incredible commissions and bonuses. The RBID main servers are located in a major hub to the world wide Internet and assures online members fast access (56K or ISDN) and network reliability.
         As part of the online member service, each RBID member receives a web site at no cost that can be customized and built within minutes and can save him or her hundreds of dollars in web development costs. This added online service is a critical part of RBID's complete product line that greatly enhances the opportunity and representative communications all over the country. The www.bid.com web site is a friendly and informative site with many channels and search engines to meet everyone's Internet needs.

Unlimited Nationwide Access

         With over 2,000 access sites in the U.S. and Canada all running at fast 56K and ISDN speeds, customers are connected to one of the biggest, fastest and most reliable networks in the world. RBID offers customers and independent distributors the opportunity to generate income from marketing the Rway.net Internet Service to others through the powerful Merchant Reseller concept.

Web Development Services

         As a total solution resource, Rway.net offers consumers all the tools necessary to put you in front of the world without having to spend a great deal of time and money. Rway.net offers its customers a complete package of web development tools and packaged programs to fit everyone, from individuals to small sized businesses. All you have to do is present the Rway.net web development packages to prospective customers and see how you can start earning a substantial income.

Unlimited E-mail Access

         When you get connected, you will have your own E-mail (Electronic Mail) address that allows you to communicate to the world. You can send and receive unlimited amounts of correspondence and information to and from anyone on the Internet at no additional cost to you.

Free CD Tutorial and Setup

         When you become a RBID.net Online member, you will receive all the necessary tools to get connected and enjoy the Internet world. This CD tutorial is an invaluable tool that will teach you everything you need to know about the Internet and how to utilize all of the great tools that are available to you. Just click and go, it will automatically configure and install Microsoft Explorer or Netscape browser on your computer to get you started.

Building Easy Internet Solutions...

         Our philosophy is to make the Internet a friendly tool for you to utilize for new and advanced users. From our Internet CD tutorial to our beautifully designed web sites, RBID.net makes it simple for anyone to get connected to the world. As a basic online member of RBID.net, you can easily build and manage a professional looking web site at no cost. Our easy to use web builder program will guide you step by step to make you look great. Within minutes you can be online and ready to communicate with the world.

Net Phone Call System

         The RBID Net Phone Call system is a revolutionary product that is undoubtedly going to change the communication industry. The software portion of this system has been developed exclusively for RBID utilizing several technology features. RBID's revolutionary Net Phone Call allows you to make unlimited long distance and worldwide phone calls using your computer and any Internet service to connect and talk to anyone for as long as you want for FREE. With the Net Phone Call system, RBID is poised to capture a significant portion of the Internet Telephony market in the coming years and adds a tremendous value to the Company's overall product line.

Easy Hookup to Any Computer...

         Imagine, making unlimited long distance phone calls from your computer and talking on RBID's Net Phone Call attached to your computer...now you can. The future is finally here. Now people all over the world can communicate with each other for as long as they want without getting billed from any long distance phone carrier. You now have an opportunity to share in the biggest and most revolutionary communication products ever developed in the 20th century.

The Net Phone Call is a state-of-the-art product that allows anyone on the Internet to make outgoing phone calls from their existing home or business computer to others all over the world with clear voice connections. With a click of a button you can be talking to friends in London, Paris, Buenos Aries or anywhere else in the world for as long as you want without long distance charges.

Ideal For Business and Travel...

         The globalization of business is changing the way we work. The RBID Net Phone Call is ideally suited for commercial and business use. Virtual office capability has never been so real. Companies all over the world can now instantly communicate with their branch offices at anytime without using any long distance phone carrier, which can save them thousands of dollars annually. Sales representatives on the road can call their office anytime from hotel rooms and talk to their staff without paying inflated hotel long distance phone charges. By simply installing the special net phone software on your personal laptop computer, you can call your home or office anytime and talk for as long as you want.

Connecting You To The World...

         Calling your family members on the other side of the world has never been easier or more cost effective. With your Net Phone Call, it is easy to connect with your loved ones and talk all you want. All you have to do is tell your family members to install or download the Net Phone Call special software on their computer software for free. This simple process has to be installed only once. After they install the free software, you can now call them and talk with them anytime for as long as you like. It is today's modern technology at its best. When you initiate the call, their computer will ring like a telephone alerting them that they have an incoming call from you. Your Net Phone Call system also includes special caller identification that lets you know who is calling you before you answer the call. Go ahead, call your mother in Australia, brother in Singapore or friends in Mexico, the call is on us.

Build Your Store In 20 Minutes

         RBID is poised to capture a huge market share of the growing web development and e-commerce opportunity. Committed to enter this fast growing market, RBID invested a great deal of time, energy and resources in developing unique and powerful online e-commerce web store builder programs that can develop specialized great professional web stores to host unlimited number of business and products. The RBID R-Mall is an ideal way for a small to medium size business to have a great professional online web site while being hosted directly into a huge mall with instant customer online traffic listed with all the global search engines. The advantages for a business to have their web site built and hosted directly into the R-Mall is tremendous. The RBID e-commerce Web Store Developer is easy to set up and simple to use. The business owner can set up his business web site within minutes (about 20 minutes). They get all the pages they need and links to other pages and sites as well as the ability to load pictures of their products or services directly on their web site. They also have the unique ability to modify anything on their web site at anytime for free through authorized individual access codes. Other web developer companies usually charge a fee per modification.

Simple Web Solutions

         Anyone can become a web master by using the Rstore web development tools to build a professional looking web site complete with e-commerce. Whether our customers are individuals, small business owners, a catalog Company, retailer, distributor, wholesaler, manufacturer, service provider, profession entrepreneur or entertainment/media firm, we can provide excellent web presence, e-commerce, auctions and classified advertising at a nominal cost. A personal or Company can actually build a great looking web site for no front end development cost and a modest fee of $29.95 a month for hosting and maintenance; An e-commerce solution that would normally cost thousands of dollars.

         A Rmall store purchaser would simply choose from a variety of beautiful online templates and would "fill in their information" in the appropriate areas to complete a web store that rivals the best on the net. They can actually scan-in their own pictures of products and place them in the proper location on each page. If the purchasers are unable to scan their own pictures, they can mail or e-mail them to RBID and out trained web developers will place them in the proper locations. It's the simplest and most advanced web store development tools available today. The e-commerce transactions is automatically handled by our R-escrow account processing generator that eliminates all of the complexities of setting up costly e-commerce sites for individuals.

R-bid Online Auctions

         Every Rstore owner can participate in the R-bid Online Auction at anytime as part of their Rstore site. Imagine choosing products on a daily basis and placing them in the R-bid auction for everyone to bid on. This powerful and unique service is truly an enticing and a strong incentive for every business owner to utilize that is available only from RBID.

Many Advantages to Store Owners

         There are many advantages of listing a store with R-Mall. The main reason is simplicity and cost effectiveness of having a one-stop web development tool that takes all the problems out of getting on the Web instantly. Second, the new store is immediately hosted inside a mall that is already listed on all the global search engines receiving a large number of visitors. The store owner does not have to spend a great deal of advertising money to promote his web site to build traffic.

Software Tracking

         RBID has made a huge commitment and investment over the past several years into providing its internal computerized systems and distributor tracking the best software available in the industry. Our partnership agreement with OP Technologies, Oracle. 3Com, Motorola as well as utilizing the latest Microsoft development programs for complete support of all RBID's exclusive software needs is a vital link to our overall success and future growth. Today, businesses of all sizes are looking to join this new market revolution that is changing the way they do business. Most business has computer literate employees and is depending on the computers and Internet access for all their day to day needs.

3.       Status of Any Publicly Announced New Product or Service:
         --------------------------------------------------------
         The Registrant has issued the following press releases concerning its products and services:

a. Press Release Dated March 3, 1999, a true and correct copy of which is attached as Exhibit "3."

b. Press Release Dated March 30, 1999, a true and correct copy of which is attached as Exhibit "3."

c. Press Release Dated April 5, 1999, a true and correct copy of which is attached as Exhibit "3."

d. Press Release Dated April 6, 1999, a true and correct copy of which is attached as Exhibit "3."

e. Press Release Dated April 8, 1999, a true and correct copy of which is attached as Exhibit "3."

f. Press Release Dated April 23, 1999, a true and correct copy of which is attached as Exhibit "3."

g. Press Release Dated April 29, 1999, a true and correct copy of which is attached as Exhibit "3."

h. Press Release Dated April 29, 1999, a true and correct copy of which is attached as Exhibit "3."

i. Press Release Dated May 4, 1999, a true and correct copy of which is attached as Exhibit "3."

j. Press Release Dated May 17, 1999, a true and correct copy of which is attached as Exhibit "3."

k. Press Release Dated May 21, 1999, a true and correct copy of which is attached as Exhibit "3."

l. Press Release Dated June 2, 1999, a true and correct copy of which is attached as Exhibit "3."

m. Press Release Dated June 15, 1999, a true and correct copy of which is attached as Exhibit "3."

n. Press Release Dated July 29, 1999, a true and correct copy of which is attached as Exhibit "3."

o. Press Release Dated July 29, 1999, a true and correct copy of which is attached as Exhibit "3."

p. Press Release Dated July 30, 1999, a true and correct copy of which is attached as Exhibit "3."

q. Press Release Dated August 5, 1999, a true and correct copy of which is attached as Exhibit "3."

r. Press Release Dated August 6, 1999, a true and correct copy of which is attached as Exhibit "3."

s. Press Release Dated August 18, 1999, a true and correct copy of which is attached as Exhibit "3."

t. Press Release Dated August 19, 1999, a true and correct copy of which is attached as Exhibit "3."

u. Press Release Dated September 13, 1999, a true and correct copy of which is attached as Exhibit "3."

v. Press Release Dated October 25, 1999, a true and correct copy of which is attached as Exhibit "3."

w. Press Release Dated October 25, 1999, a true and correct copy of which is attached as Exhibit "3."

x. Press Release Dated October 26, 1999, a true and correct copy of which is attached as Exhibit "3."

y. Press Release Dated October 26, 1999, a true and correct copy of which is attached as Exhibit "3."

z. Press Release Dated October 26, 1999, a true and correct copy of which is attached as Exhibit "3."

aa.Press Release Dated October 27, 1999, a true and correct copy of which is attached as Exhibit "3."

bb.Press Release Dated October 27, 1999, a true and correct copy of which is attached as Exhibit "3."

cc.Press Release Dated October 28, 1999, a true and correct copy of which is attached as Exhibit "3."

dd.Press Release Dated October 29, 1999, a true and correct copy of which is attached as Exhibit "3."


4. Competitive  Business Conditions and the Registrants  Competitive Position in
   -----------------------------------------------------------------------------
   the industry and methods of competition:
   ----------------------------------------

         The sales of goods and services on the Internet is a highly competitive business. Registrant, as a start-up Company, will be competing with numerous online sales and services organizations including the following, which are considered direct competitors:

                  a.       BUY.COM;
                  b.       PRICE.NET; and
                  c.       AMAZON.COM.

         As a new and innovative company, RBID is developing the marketing programs described, infra, with the goal of achieving a nitch in the E commerce market place. To this, RBID has brought into its fold reputable marketeers for the purpose of assisting RBID in establishing its products in the E commerce market place.

5. Sources and Availability of Raw materials and the Names of Principal
   -----------------------------------------------------------------------------
   Suppliers:
   ----------
         The business of the Registrant does not require the acquisition, reconfiguration or other manufacturing processes to produce its products and provide its services. As such, there are no raw materials required by the Registrant and the Registrant does not have a list of principal suppliers.

6. Dependence on one or a few Major Customers:
   -------------------------------------------
         The nature of the business of Registrant is such that there will be a substantial number of persons acquiring mall sites on a continuous basis and an endless number of potential users for the mall sites. As such, the business of Registrant will not depend upon a few major customers.

7. Patents, Trademarks, Licenses, Franchises, concessions, royalty agreements or
   -----------------------------------------------------------------------------
   labor contracts, including duration:
   ------------------------------------

         The Registrant holds the copyrights, patents and trademarks identified on Exhibit "4."

         The Registrant holds no licenses except for ordinary business licenses required by the County of Orange, State of California, a true and correct copy of which is attached as Exhibit "5."

         The Registrant is not a party to any concession agreements.

         The Registrant is not a party to any royalty agreements.

         The Registrant is not a party to any collective bargaining or other labor contracts.

8. Need for Government Approval of Principal Products or Services. Status of the
   -----------------------------------------------------------------------------
   Approval Process.
   -----------------

        At the present time, the Registrant does not require the approval of any of its principal products or services by any governmental agency. However, in the event that the Federal Trade Commission and/or the Federal Communications commission begins an oversight program, the Registrant will be required to comply with all applicable regulations.

9. Effect of Existing or Probable  Governmental  Regulations  on the Business of
   -----------------------------------------------------------------------------
   Registrant
   ----------

         The internet, and the sale of products and services is not yet a government regulated business enterprise. However, the Federal Communications Commission and the Federal Trade Commission are beginning to consider the implementation of oversight regulations.

10.Time Spent by  Registrant  During the Last Two Fiscal  Years on Research  and
   -----------------------------------------------------------------------------
   Development Activities, the extent to which such costs were borne directly or
   -----------------------------------------------------------------------------
   indirectly by Customers.
   ------------------------

         During the preceding two (2) years, the Registrant has spent its time developing the software required to provide website malls to potential customers. None of the costs of the software development were borne by customers of the Registrant either directly or indirectly. The Registrant has also spent the last two (2) years developing relationships with manufacturers, retailers and wholesalers in an effort to establish a wide variety of goods and services which purchasers of the mall sites of Registrant can offer for resale to the public.

11.      Costs and Effects of Compliance with Environmental Laws.
         --------------------------------------------------------

         The Registrant is not engaged in any business which would require compliance with Federal or State environmental agencies.

12. Total Number of Employees and the Number of Full Time Employees.
         -----------------------------------------------------------------
         RBID maintains a professional and courteous staff that responds to the consumer and merchant needs. Our advanced computerized processing systems are state of the art that can handle hundreds of thousand of transactions simultaneously to accommodate today discriminating consumer.

     Registrant employs 6 persons in its operations. Registrant has 5 full time employees and 1 part time employees.


ITEM 2:  MANAGEMENT's DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
         ---------------------------------------------------------

        Pursuant to Item 303 of Regulation S-B, the following information is provided.

         At the present time, the Registrant distributes both a product and service. The product which the Registrant distributes is a web site for individuals which desire to own and operate a retail mall establishment for the sale of goods and services. Specifically, an interested person will contract with the Registrant to design a retail shopping mall. The selling price of the retail mall site will range from $250.00 to $995.00. The Registrant will undertake to create the retail mall for the subscriber and the subscriber will then be able to offer a wide variety of goods and services to the public for sale from his/her individual mall site.

         After completing the installation of the individual mall site, the Registrant will provide the customer with a list of potential vendors from whom the customer can purchase and resell goods and services. The goods and services which Registrant can offer its customers for use in conjunction with a mall site are wide and varied.

         A customer, after completing the installation of the mall site and the selections of the goods and services he/she wishes to resell to the public, will be required to pay a fee to the Registrant based upon a percentage of sales.

         The market for the products and services provided by the Registrant is both the domestic and international markets. Specifically, all persons globally who utilize the internet and available high speed technologies will be potential customers of the Registrant. This would include persons who desire to set up their own business mall site as well as persons that will purchase goods and services from the mall sites.

         Since 1998, RBID's main focus was to develop unique and powerful Internet related e-commerce products and services to meet the high demand of small to medium sized businesses. The Company's main focus will be on marketing the Internet shopping mall and merchant online stores (Rmall.com) classified advertising (Rads.com) and online auctions (RBID.com). These new exciting products and services will be the driving force for Company expansion into new markets and product diversification. These new and revolutionary products and services are called R-Mall (Internet shopping mall and merchant online stores), R-Ads (Internet classified advertising), RBID(Internet auction), Rway.net (Internet access and marketing services) and R-escrow (financial transactions).

         The past year has been invested in intensive preparation and development of the products and services and key affiliate relationships with major retailers, which have been outlined on the rbid.com Web site. Existing and newly enrolled users may now begin the practical application of RBID.com's SuperSite features including: online auctions with a user-friendly interface facilitating Web site navigation; an online shopping mall with major industry names like Dell, Disney, JC Penny and Sharper Image; classified advertising sites such as R-freeAds, Rhomeguide and R-auto mall; and R-surf Internet services including a chat forum, free e-mail and a portal search page --- all under the R-world umbrella of products and services.

         Launching RBID and its new Internet e-commerce products and services will catapult it into a powerful Company with unlimited products and services while realizing high profit margins to sustain our anticipated fast growth in the coming millennium.

Marketing Overview

The Power Of Organizational Marketing

         RBID utilizes Organizational Marketing with Merchant Resellers as the key marketing strategy behind Rway, Rmall and RBID auction house. In the coming months and years we will focus on bringing "on-board" large national organizations with millions of potential customers and vendors that will buy and sell the RBID products and services. This unique market approach will undoubtedly revolutionize the Internet world. Where other companies spend tens of millions of dollars on banner media advertising as its primary avenue of promoting and selling their products while trying to build a name recognition, RBID will immediately focus on bringing millions of customers while strategically placing media advertising to exclusively build the RBID name recognition. In April 1999, RBID signed its first major partnership agreements with SOURCE International. SOURCE Rebate is the largest US rebate provider with 23 affinity groups and a proprietary loyal debit card with over 15 million members nationwide. SOURCE Rebate, has also provided over 15 years of dedicated service to its members, and has enjoyed its strong success by offering its users a myriad of benefits including (but not limited to) discounts on popular products and merchant financial services. SOURCE International's success comes from its ability to consistently exceed the needs of its customers through its unparalleled product and service offerings. This partnership will likely be an enormous boost to RBID.com's user base for its Internet products; especially the RBID Auction site.

         RBID is developing relationships with other national marketing firms that specialize in assisting corporations to reach their maximum sales potentials. We are aware that the Internet and Internet Marketing is a revolution taking place in front of our eyes that can be very profitable for those who know how to capture it. RBID is strategically poised to capture a healthy percentage of the overall Internet e-commerce including Online Shopping, Internet Access and Online Auctions. Our exciting marketing programs will open new doors and opportunities to mall merchants looking to profit from the Internet on a global scale.

International Growth

         All of the RBID Internet products and services were developed and designed for future expansion into the International markets. In the near future, RBID will selectively open new countries and territories in a prudent and financially beneficial way with existing capable and experienced marketing companies. Our international Internet services and Internet Telephony products will be the initial driving force into those new and emerging markets.

         Everyone in the world can easily identify with RBID's exciting Internet related products and services as well as our strong income opportunity to capture a significant share of the e-commerce markets in many countries.

         The distribution methods for the sale of Mall Sites will involve the following marketing methods:

                  1. The Registrant is the owner of one hundred percent (100%) of the issued and outstanding stock of RWAY.COM, a Delaware corporation. RWAY will operate the marketing of the mall sites through a multi-level sales force both domestically and on an international basis. The marketing plan of RWAY will include the use of the following marketing materials:

                           a.       Infomercials:
                           b.       Direct Sales:
                           c.       Seminars:

         Forecasts are explosive in e-commerce. Reports indicate plenty more to come. In the U.S. Commerce Department's report "Emerging Digital Economy" it predicts that by 2002, Internet commerce will likely surpass $300 billion. The report goes on to highlight the hefty activity transacted by billion dollar companies, including General Electric Corp., Dell Computers and Federal Express. However, they also say that Electronic Commerce (e-commerce) isn't just for the big boys. Today, small businesses, many of which used to perceive the Internet as a fad, are seeing it as another revenue source, according to Thomas Miller, vice president of industry researcher Cyber Dialogue, based in New York. For most small-to-medium size businesses, choosing the right web Development Company can be difficult and very expensive. Building a web site for a business with e-commerce can cost from $1000 to tens of thousands of dollars. RBID takes the mystery and high cost out of operating an effective online web store with full e-commerce capabilities by providing a viable business e-commerce solution for a modest monthly fee of $29.95 and no front-end development costs.

One Stop Total Solution

         Rmall is a great place to present,  sell and support almost any product
or  service.   RBID  provides  its  merchants  with  total   interactive   store
development, e-commerce solutions and hosting under "one roof" including:

* Worldwide market penetration.
* Dual interactive operations on the Rmall online service and RBID internet.
* Interactive strategy planning and implementation.
* Data production and imaging.
* Creative Presentations
* Special Interest area support.
* Access to special sales events and promotions.
* Merchandising partnerships.
* Retailer and Dealer customer action programs.
* Consumer direct or OEM and business-to-business applications.
* Transaction processing.
* Custom application design and programming.
* Reporting Services.
* Customer service.
* Instant customer surveys and dynamic market segmentation.

R-Escrow Clearinghouse

         R-Escrow will serve as a clearinghouse for all transactions occurring on RBID.com. The goal of R-escrow is to provide a secure environment for completing purchases and sales at online resources such as classifieds, for sale merchandise and web auctions. R-escrow has established procedures designed to protect both merchants and customers and to ensure payment and delivery, including QuikTrack transaction manager with point-and-click online access to the current status of sales activity. Electronic payment: credit cards, wire transfers, as well as checks and money orders can be processed through R-escrow. With the establishment of R-escrow, the complete organizational structure of RBID is in place.

SCORE Discount Rebate Program

         The SCORE rebate discount benefits card is an ideal way for merchants to channel customers to their locations or Online by giving a Discount Rebate to customers when purchasing their products or services. Customers can receive up to 15% discount rebate by using the RBID SCORE rebate card in all participating locations. Independent Merchant Resellers can receive a bonus on all purchase made by the participating customers and merchants that he/she establishes. With millions of users and over 15 years of dedicated service to its members, SCORE is the founder of many benefits and services and is most recently the founder of the reciprocal rebate program. This program will enable many individuals, companies and nonprofit organizations to earn "REBATE INCOME" while purchasing everyday items.

Proven and Effective Reseller Program

         RBID will utilize the power of a Merchant Reseller marketing program to promote the R-Ads and RBID in the U.S and abroad. Each new Rmall Merchant Reseller will have the opportunity to purchase their own R-Ads and Rmall sites for a small fee. The fee will have a commission bonus built in it to pay generous commissions to the Merchant Reseller. Now Rway Merchant Resellers can promote their own Rmall sites in many forms of advertising to encourage people and business of all sorts to advertise their products and services on their own Rmall and make a profit from every transaction that is conducted through the R-Escrow account.

         With the tremendous growth of the Internet, opportunities are constantly arising from companies that can take ideas and effectively implement them in simple but powerful ways. RBID is launching a new Internet marketing division called R-Ads (Free Classifieds Advertising) and RBID (Online Auction). After doing extensive marketing research and developments in the advertising classified markets, we are now launching one of the most aggressive advertising ideas ever.

         RBID has set up an R-Bid Auction capability that will be available to everyone using the R-Ads. This hot concept of being able to auction items on the Internet is fast becoming a billion-dollar industry. There are several start-up companies who are capitalizing on this new industry that have become in instant success overnight. Companies like "Ebay" and "ubid" have experienced a phenomenal increase in their revenues and stocks in the past few months. While these companies actually charge sellers and vendors a fee for each ad that they insert, R-Ads will be completely free of any advertising fees. The R-Ads concept utilizes the same auction method of introducing buyers to sellers and the opportunity to bid on products online.

         R-Ads is simply a way for anyone on the Internet to advertise anything they want for FREE. People can place ads for new or used cars, furniture, jewelry, etc,. Etc, There is no limit as to how many ads a person can run. It's all free of any advertising charges. The income from R-Ads will be generated from RBID's R-Escrow account. Every person on the R-Ads will need a way to ensure that the product listed from the seller will be shipped as agreed and the funds from the buyer will be secured when the product is received and inspected. The R-Escrow account will be used in 90% of all the R-Ads transactions of which Rway will keep 10% of the final sales price up to a maximum charge of $100.00

         Today, there are millions of individuals and businesses that can utilize the R-Ads classified mall to advertise all of their products and services for free to millions of potential customers worldwide. A large percentage of online individuals and business do not have a simple, easy to implement and manage online e-commerce solution. Therefore R-Ads is the best solution to transact freely on the Internet with nominal financial outlay.

Many Advantages to Advertisers

         There are many advantages of listing a product or service with R-Ads. The main reason is simplicity and no cost involved in advertising any product or service. Second, the seller has the option to list products to be auctioned in the RBID site without having to re-enter new information and knowing the products will be automatically listed on all the major search engines. The seller has absolutely nothing to lose if their products do not sell. People will be bidding on the auctioned items and the seller will choose and pick the best offers available. However, it's an ideal way to auction outdated products and get the best deal for idle inventory at no additional cost or effort.

Rway Internet Access

         Through the development of proprietary software that allow RBID Corporation to virtually contract with unlimited number of small local ISP's (Internet service providers), we can offer provide unlimited Internet access at competitive rates. RBID.net is able to sell Internet access in all major metropolitan cities with unlimited Internet access at a competitive rate while paying incredible commissions and bonuses. The RBID main servers are located in a major hub to the world wide Internet and assures online members fast access (56K or ISDN) and network reliability.
         As part of the online member service, each RBID member receives a web site at no cost that can be customized and built within minutes and can save him or her hundreds of dollars in web development costs. This added online service is a critical part of RBID's complete product line that greatly enhances the opportunity and representative communications all over the country. The www.Rbid.com web site is a friendly and informative site with many channels and search engines to meet everyone's Internet needs.

Unlimited Nationwide Access

         With over 2,000 access sites in the U.S. and Canada all running at fast 56K and ISDN speeds, customers are connected to one of the biggest, fastest and most reliable networks in the world. RBID offers customers and independent distributors the opportunity to generate income from marketing the Rway.net Internet Service to others through the powerful Merchant Reseller concept.

Web Development Services

         As a total solution resource, Rway.net offers consumers all the tools necessary to put you in front of the world without having to spend a great deal of time and money. Rway.net offers its customers a complete package of web development tools and packaged programs to fit everyone, from individuals to small sized businesses. All you have to do is present the Rway.net web development packages to prospective customers and see how you can start earning a substantial income.

Unlimited E-mail Access

         When you get connected, you will have your own E-mail (Electronic Mail) address that allows you to communicate to the world. You can send and receive unlimited amounts of correspondence and information to and from anyone on the Internet at no additional cost to you.

Free CD Tutorial and Setup

         When you become a RBID.net Online member, you will receive all the necessary tools to get connected and enjoy the Internet world. This CD tutorial is an invaluable tool that will teach you everything you need to know about the Internet and how to utilize all of the great tools that are available to you. Just click and go, it will automatically configure and install Microsoft Explorer or Netscape browser on your computer to get you started.

Building Easy Internet Solutions...

         RBID's philosophy is to make the Internet a friendly tool for you to utilize for new and advanced users. From our Internet CD tutorial to our beautifully designed web sites, RBID.net makes it simple for anyone to get connected to the world. As a basic online member of RBID.net, you can easily build and manage a professional looking web site at no cost. Our easy to use web builder program will guide you step by step to make you look great. Within minutes you can be online and ready to communicate with the world.

Net Phone Call System

         The RBID Net Phone Call system is a revolutionary product that is undoubtedly going to change the communication industry. The software portion of this system has been developed exclusively for RBID utilizing several technology features. RBID's revolutionary Net Phone Call allows you to make unlimited long distance and worldwide phone calls using your computer and any Internet service to connect and talk to anyone for as long as you want for FREE. With the Net

Phone Call system, RBID is poised to capture a significant portion of the Internet Telephony market in the coming years and adds a tremendous value to the Company's overall product line.

Easy Hookup to Any Computer...

         Imagine, making unlimited long distance phone calls from your computer and talking on RBID's Net Phone Call attached to your computer...now you can. The future is finally here. Now people all over the world can communicate with each other for as long as they want without getting billed from any long distance phone carrier. You now have an opportunity to share in the biggest and most revolutionary communication products ever developed in the 20th century. The Net Phone Call is a state-of-the-art product that allows anyone on the Internet to make outgoing phone calls from their existing home or business computer to others all over the world with clear voice connections. With a click of a button you can be talking to friends in London, Paris, Buenos Aries or anywhere else in the world for as long as you want without long distance charges.

Ideal For Business and Travel...

         The globalization of business is changing the way we work. The RBID Net Phone Call is ideally suited for commercial and business use. Virtual office capability has never been so real. Companies all over the world can now instantly communicate with their branch offices at anytime without using any long distance phone carrier, which can save them thousands of dollars annually. Sales representatives on the road can call their office anytime from hotel rooms and talk to their staff without paying inflated hotel long distance phone charges. By simply installing the special net phone software on your personal laptop computer, you can call your home or office anytime and talk for as long as you want.

Connecting You To The World...

         Calling your family members on the other side of the world has never been easier or more cost effective. With your Net Phone Call, it is easy to connect with your loved ones and talk all you want. All you have to do is tell your family members to install or download the Net Phone Call special software on their computer software for free. This simple process has to be installed only once. After they install the free software, you can now call them and talk with them anytime for as long as you like. It is today's modern technology at its best. When you initiate the call, their computer will ring like a telephone alerting them that they have an incoming call from you. Your Net Phone Call system also includes special caller identification that lets you know who is calling you before you answer the call. Go ahead, call your mother in Australia, brother in Singapore or friends in Mexico, the call is on us.

Build Your Store In 20 Minutes

         RBID is poised to capture a huge market share of the growing web development and e-commerce opportunity. Committed to enter this fast growing market, RBID invested a great deal of time, energy and resources in developing unique and powerful online e-commerce web store builder programs that can develop specialized great professional web stores to host unlimited number of business and products. The RBID R-Mall is an ideal way for a small to medium size business to have a great professional online web site while being hosted directly into a huge mall with instant customer online traffic listed with all the global search engines. The advantages for a business to have their web site built and hosted directly into the R-Mall is tremendous. The RBID e-commerce Web Store Developer is easy to set up and simple to use. The business owner can set up his business web site within minutes (about 20 minutes). They get all the pages they need and links to other pages and sites as well as the ability to load pictures of their products or services directly on their web site. They also have the unique ability to modify anything on their web site at anytime for free through authorized individual access codes. Other web developer companies usually charge a fee per modification.

Simple Web Solutions

         Anyone can become a web master by using the Rstore web development tools to build a professional looking web site complete with e-commerce. Whether our customers are individuals, small business owners, a catalog Company, retailer, distributor/wholesaler, manufacturer, service provider, profession entrepreneur or entertainment/media firm, we can provide excellent web presence, e-commerce, auctions and classified advertising at a nominal cost. A personal or Company can actually build a great looking web site for no front end development cost and a modest fee of $29.95 a month for hosting and maintenance; An e-commerce solution that would normally cost thousands of dollars.

         A Rmall store purchaser would simply choose from a variety of beautiful online templates and would "fill in their information" in the appropriate areas to complete a web store that rivals the best on the net. They can actually scan-in their own pictures of products and place them in the proper location on each page. If the purchasers are unable to scan their own pictures, they can mail or e-mail them to RBID and out trained web developers will place them in the proper locations. It's the simplest and most advanced web store development tools available today. The e-commerce transactions is automatically handled by our R-escrow account processing generator that eliminates all of the complexities of setting up costly e-commerce sites for individuals.

R-bid Online Auctions

         Every Rstore owner can participate in the R-bid Online Auction at anytime as part of their Rstore site. Imagine choosing products on a daily basis and placing them in the R-bid auction for everyone to bid on. This powerful and unique service is truly an enticing and a strong incentive for every business owner to utilize that is available only from RBID

Many Advantages to Store Owners

         There are many advantages of listing a store with R-Mall. The main reason is simplicity and cost effectiveness of having a one-stop web development tool that takes all the problems out of getting on the Web instantly. Second, the new store is immediately hosted inside a mall that is already listed on all the global search engines receiving a large number of visitors. The store owner does not have to spend a great deal of advertising money to promote his web site to build traffic.

Software Tracking

         RBID has made a huge commitment and investment over the past several years into providing its internal computerized systems and distributor tracking the best software available in the industry. Our relationship agreement with OP Technologies, Oracle. 3Com, Motorola as well as utilizing the latest Microsoft development programs for complete support of all RBID's exclusive software needs is a vital link to our overall success and future growth. Today, businesses of all sizes are looking to join this new market revolution that is changing the way they do business. Most business has computer literate employees and is depending on the computers and Internet access for all their day to day needs.

ITEM 3:  DESCRIPTION OF PROPERTY
         -----------------------

         Pursuant to Item 102 of Regulation S-B, the following information is provided.

(a)      Plan of Operation.
         ------------------

         For the fiscal year ended December 31, 1997, the Registrant did not have revenues.

         For the fiscal year ended December 31, 1998, the Registrant did not have revenues.

         For the first nine months of fiscal year ended December 31, 1999, the Registrant had revenues of $0.

         Because Registrant did not have revenues for the immediately two (2) preceding years, the following additional information is provided.

         Registrant's plan of operation for the next 12 months will consist of the Registrant undertaking the activities described herein under ITEM 2.

         The Registrant anticipates that its present cash reserves will provide funding for its operation for a period of 6 months. The Registrant anticipates raising additional capital during the next 12 months. Attached hereto as Exhibit "6" is a cash requirements projection for the Registrant.

ITEM 4:  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND  MANAGEMENT
         ---------------------------------------------------------------

         Pursuant to Item 403 of Regulation S-B, the following information is provided.

         Item 403 (a): The following schedule depicts all persons that are the legal and/or beneficial owner of more than five percent (5%) of any class of stock of Registrant:

AS OF SEPTEMBER 30, 1999

Title of          Name and Address          Amount/Nature            Percent
--------          ----------------          -------------            -------
Class             of Beneficial             of Beneficial
-----             -------------             -------------
                  Owner                       Ownership
                  -----                       ---------

Common            Peter James Ferras           3,967,000                47%
Stock             CEO                           Directly Owned

Common            Cede & Co.                   1,635,204                20%
Stock                                           Directly Owned

Common            Naji Bashar                    550,000                 7%
Stock                                           Directly Owned

Common            Western Funds                  825,000                10%
Stock             Int'l Inc.                    Directly Owned


Total Shares Issued and Outstanding 8,378,500

AS OF OCTOBER 21, 1999

Title of          Name and Address          Amount/Nature           Percent
--------          ----------------          -------------           -------
Class             of Beneficial             of Beneficial
-----             -------------             -------------
                  Owner                       Ownership
                  -----                       ---------

Common            Peter James Ferras             567,000*              5%
Stock                                           Directly Owned

Common            Cede & Co.                   1,635,204              13%
Stock                                           Directly Owned

Common            Naji Bashar                    550,000               5%
Stock                                           Directly Owned

Common            Western Funds                  825,000               7%
Stock             Int'l Inc.                    Directly Owned

Common            AHC-I, BT                    6,200,000**            51%
Stock             Nevada Business
                  Trust

Total Shares Issued and Outstanding 12,200,500

*Mr. Ferras has agreed to sell 2,300,000 shares of common stock to AHC-I, BT pursuant to that certain stock purchase agreement dated October 21, 1999. In addition, RBID has agreed to sell 3,900,000 of common stock to AHC-I BT pursuant to that certain stock purchase agreement dated October 21, 1999. The obligation of AHC-I BT to consummate the purchase is subject to a number of conditions that are set forth in the agreement.

**Assumes that AHC-I BT consummates the purchase of common stock pursuant to that certain stock purchase agreement dated October 21, 1999.

         Item 403 (b): The following schedule depicts all persons that are directors and nominees and executive officers of the Registrant that are the legal and/or beneficial owner of more than five percent (5%) of any class of stock of Registrant:

AS OF SEPTEMBER 30, 1999

Title of          Name and Address          Amount/Nature          Percent
--------          ----------------          -------------          -------
Class             of Beneficial             of Beneficial
-----             -------------             -------------
                  Owner                       Ownership
                  -----                       ---------

Common            Peter James Ferras           3,967,000              47%
Stock             CEO/Director              Directly Owned

Common            John Horne                           0               0%
Stock             Director

Common            Fred Wallace                    12,700               0%
                  Treasurer, Director

AS OF OCTOBER 25, 1999

Title of          Name and Address          Amount/Nature           Percent
--------          ----------------          -------------           -------
Class             of Beneficial             of Beneficial
-----             -------------             -------------
                  Owner                       Ownership
                  -----                       ---------

Common            Peter James Ferras             567,000*              5%
Stock             President of Marketing        Directly Owned

Common            Horst Danning                2,100,000**            17%
Stock             CEO/Director

Common            Emilio Francisco             2,100,000**            17%
Stock             Director

Common            Fred Wallace                    12,700               0%
Stock             Treasurer

*Mr. Ferras has agreed to sell 2,300,000 shares of common stock to AHC-I, BT pursuant to that certain stock purchase agreement dated October 21, 1999. In addition, RBID has agreed to sell 3,900,000 of common stock to AHC-I BT pursuant to that certain stock purchase agreement dated October 21, 1999. The obligation of AHC-I BT to consumate the purchase is subject to a number of conditions that are set forth in the agreement.

**AHC-I BT is a Nevada Business Trust. The Trustee of the Trust is Growth Capital Investments, Inc., a California corporation. The trust is the assignee of the rights of AHC LTD under the stock purchase agreement dated October 21, 1999. Neither Mr. Danning nor Mr. Francisco are an officer, director shareholder of Growth Capital Investments, Inc. Rather, the beneficial interest holders of AHC-I BT are trusts established by these individuals for their families. The stock ownership depicted above assumes that AHC-I BT consummates the purchase of common stock pursuant to that certain stock purchase agreement dated October 21, 1999.

         Item 403 (c): Arrangements for Change In Control of Registrant:
                       -------------------------------------------------

         On October 21, 1999, Peter James Ferras entered into a stock purchase agreement with AHC, LTD., (which the latter assigned to AHC-I, BT, a Nevada Business Trust pursuant to which Mr. Ferras agreed to sell and AHC, LTD., agreed to purchase 2,300,000 shares of common stock of Mr. Ferras in the Registrant. Under the terms of the Stock Purchase Agreement, AHC was entitled to acquire 2,300,000 of Mr. Ferras for a total consideration of $750,000.00 In addition, the Company, in order to obtain an immediate infusion of cash for its operations, granted warrants to AHC-I to acquire 3,800,000 shares at a price of approximately $.20 per share.

         The transaction is still in escrow and a closing is expected within the next sixty days. After the closing, AHC-I would control 50.1% of the total issued and outstanding stock of the Registrant and would be in control of the Registrant.

         Further, as part of the Agreement, AHC-I was to assume immediate control of the Company. To that end, Mr. James Peter Ferras, Ms. Ann Ferras and Mr. John Horne resigned as directors and officers of the Company. Prior to the resignation, the following persons were elected as directors of the Company:

                                Mr. Horst Danning
                                Dr. Klaus Bartak
                                Mr. Emilio Francisco

         The following persons were appointed as officers of the Company:

                           Dr. Klaus Bartak: President
                    Mr. Fred Wallace: Chief Financial Officer
                          Ms. Debra Martinez: Secretary


ITEM 5:  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
         ---------------------------------------------------------------

         Pursuant to Item 401 of Regulation S-B, the following information is provided.

         (a)      Identity of Directors and Executive Officers of Registrant:

As of September 30, 1999:

Name of Person             Offices Held              Age         Term of Office
--------------             ------------              ---         --------------

Peter James Ferras         CEO/DIRECTOR              38           August 1998

Ann Ferras                 SECRETARY/DIRECTOR        37           August 1998

Fred Wallace               TREASURER/DIRECTOR        65           April 1999

John Horne                          DIRECTOR         66           August 1998


As of October 22, 1999:

Name of Person             Offices Held             Age          Term of Office
--------------             ------------             ---          --------------

Mr. Horst Danning          CEO/DIRECTOR              44          October 1999

Dr. Klaus Bartak           PRESIDENT/DIRECTOR        54          October 1999

Debra Martinez             SECRETARY                 41          October 1999

Fred Wallace               TREASURER                 65          October 1999

Emilio Francisco           DIRECTOR                  52          October 1999

The following is a summary of the business experience of each of the Directors and Executive Officers of the Registrant over the last five (5) years:

Mr. Horst Danning/CEO/CHAIRMAN OF THE BOARD

         Mr. Danning began his career in practicing tax law for 5 years with the renowned tax law firm, Oberbayerische Treuhand Gesellschaft m.b.H. in Garmisch-Partenkirchen, Germany, of which he was made a partner after 3 years. In 1974, Mr. Danning established and owned his first media publishing company. Utilizing his Masters Degree in economics and international business and trade from the Academyo Henssler and the Handels and Wirtschaftschule Dr. Leopold, in 1974, Mr. Danning formed his first consulting and trading company. In 1987 Mr. Danning united his companies into one major international consulting and trading company, I.C.M. (International Consulting & Marketing), of which he is Chairman. Mr. Danning's worldwide travels and relationships led to international trade and consulting for major companies. His ongoing relationships have been with companies and officials in Israel, Saudi Arabia, United Arab Emirates, Dubai, Oman, Egypt, Russia, various European Countries, Indonesia, Singapore, Thailand, Philippines, China, the Untied States and Germany. Mr. Danning's consulting and trade in these countries has ranged from consulting in business and finance, to trade in natural resources and industrial goods. In 1996, Mr. Danning also become Chairman and CEO of API, Inc., an entertainment company.

Dr. Klaus Bartak/PRESIDENT/DIRECTOR

         Dr. Wagner-Bartak, Claus G.J.B.Sc., M.Sc., Dr. S.C., M.B., business executive, polymath; e.Ludwig-Maximillian Univ., Munich B.Sc 1962, M.Sc. 1966, Dr.Sc. 1969, Tech. Univ., Munich M.B. 1969. Dr. Claus G.J. Wagner-Bartak is an
internationally renowned expert in advanced technologies and an accomplished executive. The span of his experience reaches from scientific, technical and executive management of major multinational aerospace projects to the development of computer data systems and the founding of several successful business ventures, which are in the forefront of novel technological developments. He received his scientific degress from Ludwig-Maximillian University of Munich. In industry, he had the following major positions:

Co-Founder, Director and Executive, BA Tech;, Inc. (formerly Structured Biologicals, Inc., Diasyn Technologies, Inc.), Toronto - Atlanta, 1987 - 1999; President, Energy Dynamics, Inc., Toronto - Munich, 1983 - 1998; Managing Director, Innovations Council, Arlington, 1994; Director, Aquatic Cellulose Ltd., 1997; Vice President and General Manager, Spar Aerospace Limited, Toronto and Montreal, 1974 - 1983; Program Director, Corporate Director,
Messerschmitt-Boelkow-Blohn CmbH, Munich, 1969 - 1974. Expert consultant and advisor to government and industry in frontier technologies, innovations and business systems since 1982. Recipient of Engineering Medal (Association of Professional Engineers) 1982, Public Service Medal (NASA) 1982, NASA Astronaut Award 1983, NASA Group Achievement Awards (KSC and JSC) 1982, Engelberger International Award 1986, Dauplin Award 1995.

Mr. Emilio Francisco/DIRECTOR

         Mr. Francisco is an attorney practicing in Newport Beach, California with over 20 years experience in the legal aspects of financial matters, with an emphasis in federal issues. His clients have included the Ministry of Higher Education of Saudi Arabia. Mr. Francisco is also CEO of Uniglobe Aerospace, a supplies of Boeing, Douglas and Airbus aircraft parts for commercial airlines. Clients of Uniglobe Aerospace include Mexicana, Saudi Arabia Airlines, JAL, Varig, Swissair, LTU, and Lanchile Airlines. Mr. Francisco speaks English, Arabic and French fluently, and is conversant in Portuguese. Mr. Francisco has recently been active in developing private telephone lines in the Middle East and Latin America. Mr. Francisco is also Chairman of the Board of Satellite Link Communications, Inc., a wholesale telecommunication carrier that specializes in developing international private lines between the United States and Foreign Markets.

Ms. Debra Martinez/SECRETARY

         Ms. Martinez brings to RBID over 20 years of administrative experience. For the past 10 years she has been providing administrative services to several top Southern California companies under her company, Five Star Services.

Mr. Fred Wallace/CFO

         Mr. Wallace comes to RBID as a past auditor with Peat Marwick  Mitchell
(KPMG) "top 6" accounting firm. His experience includes serving as an officer in Companies and as a Certified Public Accountant to assist in accounting and SEC solutions. His background as a CFO and Controller for several major companies provides financial experience for Company planning.

         The following is a summary of other directorships of each of the Directors in other reporting companies:

NAME OF DIRECTOR           NAME OF OTHER REPORTING COMPANY
----------------           -------------------------------

NONE.

         (b)      Identity of Significant Employees of Registrant:

         The following is a summary of "significant employees," their job functions of the Registrant that are not officers or directors:


Name of                    Age                       Position
-------                    ---                       --------
Employee                                             Held
--------                                             ----

NONE.

         The following is a summary of the business experience of each of the "significant employees" of the Registrant over the last five (5) years:

NOT APPLICABLE.

         The  following  is  a  summary  of   directorships   of  each  of  each
"significant employee" in other reporting companies:

NAME OF SIGNIFICANT EMPLOYEE                NAME OF OTHER REPORTING Company
----------------------------                -------------------------------

NONE.

         (c) Identity of Family Relationships among directors, executive
              ------------------------------------------------------------------
officers or nominees of Registrant:
-----------------------------------

         The following is a summary of the family relationships among directors, executive officers or nominees of Registrant:

         NONE.

ITEM 6:  EXECUTIVE COMPENSATION
         -----------------------
         Pursuant to Item 402 of Regulation S-B, the following information is provided.

         The following is a summary of the Executive Compensation awarded to, earned by, or paid to an executive officer of Registrant:

   (a)   All Compensation Covered:
         -------------------------
         The Registrant provides its Executive Officers with a salary, health insurance, car allowance, and cellular telephone. The Registrant pays its directors no fee for each meeting attended by a director. The Registrant does not have a stock option plan.


         (b)      Summary Compensation Table (in 000):

Up To September 30, 1999
                                   Annual                                        All
Name and Position           Year   Salary   Bonus    Other    RSO  Securities   Other    TOTAL
-----------------           ----   ------   -----    -----    ---  ----------   -----    -----

Peter James Ferras         1997     $0      $0       None     None     None     None     $0
CEO                        1998     $0      $0       None     None     None     None     $0
                           1999     $120    $0       None     None     None     None     $0

Fred  Wallace              1997     $0      $0       None     None     None     None     $0
Treasurer                  1998     $0      $0       None     None     None     None     $0
                           1999     $60     $        None     None     None     None      5

Ann  Ferras                1997     $0      $0       None     None     None     None     $0
Secretary                  1998     $0      $0       None     None     None     None     $0
                           1999     $0      $0       None     None     None     None     $0

After October 21, 1999:

                                   Annual                                       All
Name and Position          Year    Salary  Bonus     Other    RSO   Securities  Other    TOTAL
-----------------          ----    ------  -----     -----    ---   ----------  -----    -----

Horst P. Danning           1997     $0      $0       None     None     None     None     $0
CEO/Chairman               1998     $0      $0       None     None     None     None     $0
                           1999     $0      $0       None     None     None     None     $0


Dr. Klaus Bartak           1997     $0      $0       None     None     None     None     $0
 President/Director        1998     $0      $0       None     None     None     None     $0
                           1999     $0      $0       None     None     None     None     $0

Peter James Ferras         1997     $0      $0       None     None     None     None     $0
President Marketing        1998     $0      $0       None     None     None     None     $0
                           1999     $120    $0       None     None     None     None     $0

Fred Wallace               1997     $0      $0       None     None     None     None     $0
Treasurer                  1998     $0      $0       None     None     None     None     $0
                           1999     $60     $        None     None     None     None     $

Debra Martinez             1997     $0      $0       None     None     None     None     $0
Secretary                  1998     $0      $0       None     None     None     None     $0
                           1999     $60     $0       None     None     None     None     $



         (c)      OPTION/SAR GRANTS IN LAST FISCAL YEAR:

Prior To September 30, 1999

                           Number of  Securites               % of total Exercise or
                           Options/SARs , Underlying          Base Granted to Employees          Expiration
Name and Postion           Options/SARs Granted (#)           in Fiscal Year                     Date/Price
----------------           ------------------------           --------------                     ----------

Peter James Ferras                  NONE                               NONE                       NONE
CEO

Ann Ferras                          NONE                               NONE                       NONE
Secretary

Fred Wallace                        NONE                               NONE                       NONE
Director

John Horne                          NONE                               NONE                       NONE
Director

After October 21, 1999


                           Number of  Securites               % of total Exercise or
                           Options/SARs , Underlying          Base Granted to Employees          Expiration
Name and Postion           Options/SARs Granted (#)           in Fiscal Year                     Date/Price
----------------           ------------------------           --------------                     ----------

Horst Danning                       NONE                               NONE                      NONE
CEO/CHAIRMAN

Dr. Klaus Bartak                    NONE                               NONE                      NONE
President, Director

Emilio Francisco                    NONE                               NONE                      NONE
Director

Peter James Ferras                  NONE                               NONE                      NONE
President/Marketing

Debra Martinez                      NONE                               NONE                      NONE
Secretary

Fred Wallace                        NONE                               NONE                      NONE
CFO

(d)      OPTION/SAR EXERCISES IN LAST FISCAL YEAR:


                                                                 Number of Securities Underlying   Value of Unexercised In-The
                                                                    Unexercised Options/SARs at        Money Options/SARs at
                         Shares Acquired                                    FY-End (#)                       FY-End ($)
Name and Position        on Exercise (#)   Value Realized ($l)      Exercisable/Unexercisable        Exercisable/Unexercisable
-----------------        ---------------   -------------------      -------------------------        -------------------------

Peter James Ferras            NONE             NONE                       NONE                                    NONE
CEO

Ann Ferras                    NONE             NONE                       NONE                                    NONE
Secretary

Fred Wallace                  NONE             NONE                       NONE                                    NONE
Director

John Horne                    NONE             NONE                       NONE                                    NONE
Director

(e)      LONG-TERM INCENTIVE PLANS-AWARDS IN LAST FISCAL YEAR:
         -----------------------------------------------------
                                                                            Estimated Future Payout Unde Non-Stock
                                                                                      Priced-Based Plans
                                                 Performance or Other       ----------------------------
                      Number of Shares        Period Until Maturation         Threshold          Target           Maximum
Name and Position   Units or Other Rights         or Payout                   ($ or #l)          ($ or #)        ($ or #)
----------------- --------------------------  ---------------------------    ------------------  --------        ---------

Peter James Ferras            None                  None                         None             None              None
CEO

Ann Ferras                    None                  None                         None             None              None
Secretary

Fred Wallace                  None                  None                         None             None              None
Director

John Horne                    None                  None                         None             None              None
Director


         (f)      Compensation of Directors
                  -------------------------
         The following is a summary of compensation paid to directors of the Registrant during the last fiscal year:

         All inside directors receive the following compensation for each meeting they attend: $0.

         All outside directors receive the following compensation for each meeting they attend: $0.

         No other arrangements for compensation to directors was provided for by the Registrant during the last fiscal year. No consulting or other contracts were entered into by the Registrant with any director during the last fiscal year.

         (g)      Employment Contracts With Executive Officers:
                  ---------------------------------------------
         The Registrant has entered into employment contracts with the following persons:

         At September 30, 1999 there were no employment contracts with the Company.

         On October 25, 1999, the following employment contracts were entered into by the Company:

                                Dr. Klaus Bartak
                                Mr. Horst Danning
                                Mr. Peter James Ferras

         A true and correct copy of each employment contract is attached hereto as Exhibit "7."

         (h)      Report on repricing of Options/SARs:
                  ------------------------------------
         During the last fiscal year, the Registrant was not a reporting Company. During the last fiscal year the Registrant did not adjust, modify or otherwise replace or cancel any stock options or SARs.

ITEM 7:  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
         ----------------------------------------------
         Pursuant to Item 404 of Regulation S-B, the following information is provided.

         (a) 1. The following transactions were entered into during the last two
(2) fiscal years of the Registrant with the Registrant in which a director, executive officer, security holder or ny member of the immediate family of any such persons, is to have a direct or indirect material interest:

NONE
----
         (a) 2. The following transactions were proposed to be entered into during the last two (2) fiscal years of the Registrant with the Registrant in which a director, executive officer, security holder or ny member of the immediate family of any such persons, is to have a direct or indirect material interest:

NONE.
-----

         (b)      NOT APPLICABLE

         (c)      List All Parents of the Registrant:  NONE

         (d)      Transactions with Promoters of the Registrant:

                  The following information is provided as to transactions with Promoters of the Registrant during the last five (5) fiscal years:

Name of           Value Received                     Value Received
Promoter          From Registrant                    From Promoter
--------          ---------------                    -------------
NONE.

                  The following information is provided as to assets acquired from Promoters of the Registrant during the last five (5) fiscal years:

                                                                 Person
Name of  Cost of Asset     Cost of Asset   Determining        Principle Used
Promoter To Registrant     To Promoter     Value              To Value Asset
----------------------     -----------     -----              --------------

NONE.


ITEM 8:  DESCRIPTION OF SECURITIES
         -------------------------
         Pursuant to Item 202 of Regulation S-B, the following information is provided.

         The only authorized stock of the Registrant is common stock. The common stock has a par value of $.001 per share. The number of authorized shares is 50,000,000. There is no stated dividend rate on the common stock. There are preemption rights. Each share of common stock is entitled to vote. There is no provision in the charter or by-laws of the Registrant that would delay, defer or prevent a change in control of the Registrant. There are no other material rights attendant to the common stock of the Registrant. At September 30, 1999, the Registrant had 8,378,500 shares of common stock issued and outstanding.

                                     PART II
                                     -------

ITEM 1:  MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED
         -----------------------------------------------------------------------
         STOCKHOLDER MATTERS
         -------------------

         Pursuant to Item 201 of Regulation S-B, the following information is provided.

         (a) The principal market where the securities of the Registrant is traded in OTC. The following is a summary, by quarter, of the high/low bid/ask prices of the common stock of the Registrant for the last two (2) fiscal years:

                                        High            Low               High         Low
Fiscal Year         Quarter             Bid             Bid               Ask          Ask
-----------         -------             ---             ---               ---          ---

1997                 3rd
1997                 4th
1998                 1st
1998                 2nd
1998                 3rd                3.0             1.75              3.0          1.75
1998                 4th                3.31            1.12              3.31         1.12
1999                 1st                5.0             1.25              5.0          1.25
1999                 2nd               16.75            3.31             16.75         3.31
1999                 3rd                9.5             4.25              9.5          4.25

         These quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions.

         (b) The number of holders of record of common stock of Registrant is 8,378,500.

         (c) There have been no dividends paid on common stock of the Registrant during the last two fiscal years. Dividends may only be paid out of earnings of the Registrant under the laws of the State of Florida. Until such time as the Registrant is legally authorized to pay dividends under Florida law, the Registrant shall not pay any dividends. Furthermore, Registrant anticipates re-investing its earnings into its operations. As such, Registrant does not presently expect to pay a dividend in the near future.

ITEM 2:  LEGAL PROCEEDINGS
         -----------------

         Pursuant to Item 103 of Regulation S-B, the following information is provided.

         At the present time, the Registrant is not involved in any litigation. However, Registrant believes that it may become embroiled in litigation with a

Mr. Larry Thompson. The specific facts are unknown at this time. However, the Registrant anticipates terminating a marketing agreement with Mr. Thompson. Mr. Thompson has indicated that he will seek damages against the Registrant for termination of the agreement. The agreement specifically states that it may be terminated immediately upon a change in control and/or management of the Registrant. The Registrant terminated the agreement under this provision. At the present time, the Registrant is attempting to structure a settlement with Mr. Thompson that will involve the issuance of shares of stock in an amount to be determined and a right to provide additional marketing services in exchange for cash remuneration and the an option to acquire shares if certain sales forecasts are achieved. The Company believes that it will not be adversely affected by the claims of Mr. Thompson. In addition, persons under Thompson have asserted claims for money and stock. The Company believes that these claims will be settled for a cash payment and some small number of shares. The Company believes the resolution will require $100,000 or less and 100,000 shares of common stock or less.

         Other claims to monies and shares of have been asserted by various other parties. However, the Company believes they are without merit and that they will be successfully resolved. The claims may be summarized as follows:

         The claims of Trudy Hemmings revolves around an alleged right to receive additional shares of stock of the Company pursuant to a marketing agreement. At the present time, the Registrant is attempting to structure a settlement with Hemmings that will not involve the issuance of shares of stock or payment of consideration in money. Rather, Hemmings will be authorized to act as a marketing representative and to receive a right to provide additional marketing services in exchange for cash remuneration and the an option to acquire shares if certain sales forecasts are achieved. The Company believes that it will not be adversely affected by the claims of Hemmings.

         The claims of Alan Rothman revolves around an alleged right to receive additional shares of stock of the Company pursuant to a written agreement. At the present time, the Registrant is attempting to structure a settlement with Rothmans that will involve the issuance of a minor number of shares (less than 50,000) of stock. Rothman will be authorized to act as a marketing representative and to receive a right to provide additional marketing services in exchange for cash remuneration and the an option to acquire shares if certain sales forecasts are achieved. The Company believes that it will not be adversely affected by the claims of Rothman.

ITEM 3:  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
         ---------------------------------------------

         Pursuant to Item 304 of Regulation S-B, the following information is provided.

         NONE.

ITEM 4:  RECENT SALES OF UNREGISTERED SECURITIES
         ---------------------------------------
         Pursuant to Item 701 of Regulation S-B, the following information is provided with respect to sales of all securities made by the Registrant during the last three (3) fiscal years without registering the securities under the Securities Act:

Date of Sale:                                                  None

Title of Securities Sold:                                      None

Amount of Securities Sold:                                     None

Name of Underwriter:                                           None

Name of Purchaser:                                             None

Cash Received for Sales:                                       None

Other Property Received:                                       None

Applicable Registration Exemption Claimed:                     None


ITEM 5:  INDEMNIFICATION OF DIRECTORS AND OFFICERS
         -----------------------------------------

         Pursuant to Item 702 of Regulation S-B, the following information is provided.

         The general corporation laws of the State of Florida allows for the Registrant to indemnify its directors and officers.

         The Articles of Organization of the Registrant contains no provision that authorizes the Registrant to indemnify or insures a controlling person, director or officer.

         The Bylaws of the Registrant authorizes the Registrant to indemnify or insure a director or officer.

                                    PART F/S
                                    --------


         Pursuant to Item 310 of Regulation S-B, Registrant herewith furnishes the following financial information:

Fiscal Year Ended December 31, 1997
-----------------------------------

         1. Audited Balance Sheet For Fiscal Year Commencing January 1, 1997 and ending December 31, 1997.

         2. Audited Statement of Income and Expense For Fiscal Year Commencing January 1, 1997 and ending December 31, 1997.

         3. Audited Statement of cash flows For Fiscal Year Commencing January 1, 1997 and ending December 31, 1997.

         4. Audited Statement of changes in stockholder equity For Fiscal Year Commencing January 1, 1997 and ending December 31, 1997.

Fiscal Year Ended December 31, 1998
-----------------------------------

         1. Audited Balance Sheet For Fiscal Year Commencing January 1, 1998 and ending December 31, 1998.

         2. Audited Statement of Income and Expense For Fiscal Year Commencing January 1, 1998 and ending December 31, 1998.

         3. Audited Statement of cash flows For Fiscal Year Commencing January 1, 1998 and ending December 31, 1998.

         4. Audited Statement of changes in stockholder equity For Fiscal Year Commencing January 1, 1998 and ending December 31, 1998.

Most recent nine month ended September 30, 1999
-----------------------------------------------

         1. UnAudited Balance Sheet commencing January 1, 1999 and ending September 30, 1999.

         2. UnAudited Statement of Income and Expense commencing January 1, 1999 and ending September 30, 1999.

         3. UnAudited Statement of cash flows commencing January 1, 1999 and ending September 30, 1999.


         4. UnAudited Statement of changes in stockholder equity commencing January 1, 1999 and ending September 30, 1999.

Comparable Nine months Ended September 30, 1998
-----------------------------------------------

         1. UnAudited Balance Sheet commencing January 1, 1998 and ending September 30, 1998.

         2. UnAudited Statement of Income and Expense commencing January 1, 1998 and ending September 30, 1998.

         3. UnAudited Statement of cash flows commencing January 1, 1998 and ending September 30, 1998.

         4. UnAudited Statement of changes in stockholder equity commencing January 1, 1998 and ending September 30, 1998.

Statement of  Computation  of Earnings Per Share for the Period Ended  September
--------------------------------------------------------------------------------
30, 1998
--------
See Exhibit "9" attached hereto and incorporated by reference.




                         REPORT OF INDEPENDENT AUDITORS


Shareholders and Board of Directors
Rbid.com, Inc.
Laguna Hills, California

We have audited the accompanying balance sheet of Rbid.com,  Inc. as of December
31, 1998, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1998 and for the period October 4, 1988 (Inception) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards.
Those standards  require that we plan and perform the audit to obtain reasonable
assurance   about  whether  the  financial   statements  are  free  of  material
misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes
assessing  the  accounting   principles  used  and   significant   estimates  by
management,  as well as evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rbid.com, Inc. as of December
31, 1998, and the results of its operations, and its cash flows for the year ended December 31, 1998 and for the period October 4, 1988 (Inception) to
December 31, 1998, in conformity with generally accepted accounting principles.



Stark Tinter & Associates, LLC
Englewood, Colorado
October 25, 1999





                                 Rbid.com, Inc.
                          (A Development Stage Company)
                                  Balance Sheet
                                December 31, 1998


                             ASSETS


  Software                                                                     $ 15,660
                                                                   ---------------------

                                                                               $ 15,660
                                                                   =====================

                   LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
   Accounts payable                                                             $ 1,772
                                                                   ---------------------

Commitments and contingencies                                                         -

Stockholders' equity
   Common stock, $0.001 par value,
    50,000,000 shares authorized;
    6,928,500 shares issued and
    outstanding                                                                   6,928
   Additional paid in capital                                                    11,779
   Deficit accumulated during the
     development stage                                                           (4,819)
                                                                   ---------------------
       Total stockholders' equity                                                13,888
                                                                   ---------------------

                                                                               $ 15,660
                                                                   =====================


         See accompanying notes to consolidated financial statements

                    Rbid.com, Inc.
              (A Development Stage Company)
                Statements of Operations

                                                                                               Period
                                                                                          October 4, 1988
                                              Year ended             Year ended           (Inception) to
                                             December 31,           December 31,           December 31,
                                                 1998                   1997                   1998
                                         ---------------------  ---------------------   --------------------

Revenue                                         $        -            $        -             $     -
                                         ---------------------  ---------------------   --------------------

Expenses:
  General and administrative                            4,819                  -                  4,819
                                         ---------------------  ---------------------   --------------------
    Total operating expenses                            4,819                  -                  4,819
                                         ---------------------  ---------------------   --------------------

Operating (loss)                                       (4,819)                 -                 (4,819)
                                         ---------------------  ---------------------   --------------------

Net (loss)                                      $      (4,819)        $        -              $  (4,819)
                                         =====================  =====================   ====================



Per share information:
   Weighted average shares
    outstanding - basic and diluted                 3,286,896              1,000,000              1,207,900
                                         =====================  =====================   ====================

 Net (loss) per common share - basic
  and diluted                                    $       NIL                   $ -     $       NIL
                                         =====================  =====================   ====================

See accompanying notes to consolidated financial statements


                                 Rbid.com, Inc.
                          (A Development Stage Company)
                       Statements of Stockholders' Equity For the period October
        4, 1988 (Inception) to December 31, 1998

                                     Deficit
                                                                                       Accumulated
                                                                        Additional     during the
                                                 Common Stock             Paid in      Development
                                           Shares        Amount          Capital         Stage             Total
                                       --------------  ------------- ---------------- ---------------  -----------------
Balance at October 4, 1988                  --           $     --      $     --         $     --       $    --

Issuance of stock for services
   September 1, 1989                       1,000                 1           999            (1,000)         --

Forward stock split 1,000 to 1
   May 19, 1998                          999,000               999          (999)             --            --

Issuance of stock to purchase
   software August 24, 1998            5,800,000             5,800         9,860              --          15,660

Redemption of common stock
   August 24, 1998                    (1,000,000)           (1,000)         --               1,000          --

Issuance of stock for services
   rendered August 25, 1998 through
   December 31, 1998                   1,128,500            1,128          1,919              --           3,047

Net loss for the year ended
   December 31, 1998                        --               --             --              (4,819)       (4,819)
                                      ----------          ----------    ----------        ----------    ----------

Balance at December 31, 1998           6,928,500          $    6,928    $   11,779       $   (4,819)    $   13,888
                                      ==========          ==========    ==========        ==========    ==========

See accompanying notes to consolidated financial statements


                                 Rbid.com, Inc.
                          (A Development Stage Company)
                            Statements of Cash Flows


                                                                                               Period
                                                                                           October 4, 1988
                                                         Year ended         Year ended       (Inception) to
                                                        December 31,       December 31,       December 31,
                                                            1998               1997               1998
                                                    -----------------  -----------------  ------------------
Cash flows from operating activities:
Net (loss)                                                  $ (4,819)               $ -            $ (4,819)
                                                    -----------------  -----------------  ------------------
Adjustments  to reconcile net (loss) to net cash provided by (used in) operating activities:
    Consulting services contributed                            3,047                  -               3,047
 Changes in assets and liabilities:
  Increase in accounts payable                                 1,772                  -               1,772
                                                    -----------------  -----------------  ------------------
      Total adjustments                                        4,819                  -               4,819
                                                    -----------------  -----------------  ------------------
      Net cash (used in) operating
       activities                                                  -                  -                   -
                                                    -----------------  -----------------  ------------------

Cash flows from investing activities:
  Purchase of fixed assets                                                            -
                                                    -----------------  -----------------  ------------------
     Net cash (used in) investing activities                       -                  -                   -
                                                    -----------------  -----------------  ------------------

Cash flows from financing activities:
  Net proceeds from issuance of common
   stock, net of issuance costs                                    -                  -                   -
                                                    -----------------  -----------------  ------------------

     Net cash provided by financing activities                     -                  -                   -
                                                    -----------------  -----------------  ------------------


Net increase in cash                                               -                  -                   -

Cash, beginning                                                    -                  -                   -
                                                    -----------------  -----------------  ------------------

Cash, ending                                                     $ -                $ -                 $ -
                                                    =================  =================  ==================


Non-cash transactions
  Issuance of common stock for
   software                                                 $ 15,660                               $ 15,660
                                                    =================                     ==================

See accompanying notes to consolidated financial statements

                                    Rbid.com
                          (A Development Stage Company)
                          Notes to Financial Statements

         Note 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Organization

         The Company was incorporated on October 4, 1988 in the State of Florida under the name of Gulf Coast Securities Transfer, Inc. On May 19, 1998 the Company's name was changed to GCST Corp. and amended Articles of Incorporation were filed. The name was again changed to Rbid.com, Inc. on April 6, 1999 and a second set of amended Articles of Incorporation was filed with the State of Florida. The Company is a development stage company. The Company's primary concentrations are in providing internet access services, e-commerce solutions, online shopping, online auctions and classified advertising of consumers and small to medium sized businesses.

         Net income per share

         The net income per share is computed by dividing the net income for the period by the weighted average number of common shares outstanding for the period. For the years ended December 31, 1998 and 1997 and for the period October 4, 1988 (Inception) to December 31, 1998. potential common shares and the computation of diluted earnings per share are not considered as their effect would be anti-dilutive.

         Estimates

         The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

         Impairment of long-lived assets

         The Company accounts for the carrying value of long-lived assets in accordance with the requirements of FAS 121 "Accounting for the Impairment of Long-Lived Assets". As of December 31, 1998, no asset impairment needs to be recognized.

         Comprehensive Income

         There were no items of other comprehensive income in the years ended December 31, 1998 and 1997 and the period October 4, 1988 (Inception) to December 31,1998; thus, net income is equal to comprehensive income for the period.

         Note 2.  STOCKHOLDERS' EQUITY

         In 1998, the state of Florida approved the Company's restated Articles of Incorporation, which increased its capitalization from 1,000 common shares to 50,000,000 common shares. The par value was unchanged at $.001.

         Also, in 1998, the Company forward split its common stock 1,000:1, thus increasing the number of outstanding common stock shares from 1,000 to 1,000,000 shares.

         In 1998 the Company issued 5,800,000 shares of common stock for software valued at $15,660. Prior stockholders of common stock of the 1,000,000 outstanding shares were redeemed in 1998.

         In addition, the Company in 1998 issued 1,128,500 shares to consultants for services rendered valued at $3,047.

         Note 3.  INCOME TAXES

         The Company has a Federal net operating loss carryforward of approximately $5,600, which will expire in the year 2018. The tax benefit of this net operating loss of approximately has been offset by a full allowance for realization.

         Note 4.  YEAR 2000

         The Company has assessed its exposure to date sensitive computer software programs that may not be operative subsequent to 1999 and has implemented a requisite course of action to minimize Year 2000 risk and ensure that neither significant costs nor disruption of normal business operations are encountered. However, because there is no guarantee that all systems of outside vendors or other entities on which the Company's operations rely will be 2000 compliant, the Company remains susceptible to consequences of the Year 2000 issue.

         Note 5.  SUBSEQUENT EVENTS

         In 1999 the Company received funds of approximately $252,000 from an exempt securities offering pursuant to Regulation D Rule 504. Common stock was issued based on a subscription price of $1.00 per share for the 1,000,000 share offering. The costs of the offering of approximately $118,000 was recorded as a reduction to additional paid in capital. Consulting service shares issued totaled 630,000. The Company also issued 450,000 restricted shares for services in 1999 at $1.00 per share.

         In 1999, the President of the Company entered into a stock purchase agreement with an unrelated company pursuant to which the President agreed to sell and the unrelated company agreed to purchase 2,300,000 shares of common stock of the President's in the Company for a total consideration of $750,000. The unrelated company assumed control of the Company and the directors and officers of the Company resigned and new directors and officers were elected.

         The Company entered into an operating lease for office space in July 1999. The lease has a six month term with monthly payments of $2,794.

         Note 6.  Commitments and contingencies

         The Company entered into a marketing agreement dated April, 1999, with a firm to market website sales. The agreement has been terminated based on terms of the agreement due to a change in management. Certain claims are outstanding which are being settled by the Company as they occur and based on the development stage of the Company are considered material by management.

                                 RBID.COM, INC.
                          (A Development Stage Company)

                               FINANCIAL STATEMENT
                            As of September 30, 1999
                            And for the periods ended
                           September 30, 1999 and 1998
                 And for the period October 4, 1988 (Inception)
                              To September 30, 1999
                                   (Unaudited)


                                 RBID.COM, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                               September 30, 1999
                                   (Unaudited)


                                     ASSETS
                                     ------
              Current Assets
                    Cash                                                                                      $6,955
                    Deposits                                                                                   2,608
                                                                                                    -----------------

                           Total Current Assets                                                                9,563
                                                                                                    -----------------


              Property and equipment, net of accumulated
                    depreciation                                                                              33,042
                                                                                                    -----------------


                           Total Assets                                                                      $42,605
                                                                                                    =================



                         LIABILITIES AND STOCKHOLDERS' EQUITY
                         ------------------------------------

              Current Liabilities
                    Accounts payable                                                                         $76,584
                    Payroll taxes payable                                                                     11,856
                    Loan payable, stockholder                                                                131,055
                                                                                                    -----------------

                           Total Current Liabilities                                                         219,495
                                                                                                    -----------------


              Stockholders' Equity
                    Common stock, $0.001 par value, 50,000 shares authorized;
                           8,378,500 shares issued and outstanding                                             8,378
                    Additional paid in capital                                                             1,341,590
                    Deficit accumulated during the development stage                                      (1,526,858)
                                                                                                    -----------------

                           Total Stockholders' Equity                                                       (176,890)
                                                                                                    -----------------


                           Total Liabilities and Stockholders' Equity                                        $42,605
                                                                                                    =================


                                 RBID.COM, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
                                   (Unaudited)


                                                                                                               Period
                                                                  Nine months          Nine months        October 4, 1988
                                                                     ended                ended            (Inception) to
                                                                 September 30,        September 30,        September 30,
                                                                     1999                 1998                  1999
                                                               ------------------   ------------------  ---------------------

Revenue                                                        $        -           $         -         $        -
                                                               ------------------   ------------------  ---------------------

Expenses:
        General and administrative                                     1,520,819                3,662              1,525,638
        Depreciation                                                       1,220            -                          1,220
                                                               ------------------   ------------------  ---------------------
               Total Operating Expenses                                1,522,039                3,662              1,526,858
                                                               ------------------   ------------------  ---------------------

Operating Loss                                                        (1,522,039)              (3,662)            (1,526,858)
                                                               ------------------   ------------------  ---------------------

Net Loss                                                             ($1,522,039)             ($3,662)           ($1,526,858)
                                                               ==================   ==================  =====================




Per Share Information:
        Weighted Average Shares Outstanding -
            Basic and Diluted                                          7,783,500            2,144,444              1,670,411
                                                               ==================   ==================  =====================

Net Loss Per Common Share - Basic and Diluted                             ($0.20)          $ -                        ($0.91)
                                                               ==================   ==================  =====================

                                 RBID.COM, INC.
                         ( A Development Stage Company)
                       STATEMENTS OF STOCKHOLDERS' EQUITY For the period October
        4, 1988 (Inception) to September 30, 1999
                                   (Unaudited)


                                                                                             Deficit
                                                                                            Accumulated
                                                                            Additional      During the
                                                Common Stock                 Paid-in       Development
                                          Shares            Amount           Capital          Stage             Total
                                      ---------------  --------------- ---------------   ---------------   ---------------

Balance at October 4, 1988                     --      $      --       $      --             $      --        $   --

Issuance of stock for services
     September 1, 1989                        1,000              1            999                (1,000)          --

Forward stock split 1,000 to 1
     May 19, 1998                           999,000            999           (999)                 --             --

Issuance of common stock to purchase
     software August 24, 1998             5,800,000          5,800          9,860                  --           15,660

Redemption of Common Stock
     August 24, 1998                     (1,000,000)        (1,000)          --                   1,000           --

Issuance of stock for services
     rendered August 25, 1998 through
     December 31, 1998                    1,128,500          1,128          1,919                  --            3,047

Net loss for the year ended
     December 31,1998                          --             --             --                  (4,819)        (4,819)
                                        -----------    -----------    -----------             -----------    -----------

Balance, December 31, 1998                6,927,500          6,928         11,779                (4,819)        13,888
                                        -----------    -----------    -----------             -----------    -----------


Issuance of Common Stock
     Reg. D Rule 504 (Note 4)             1,000,000          1,000        880,261                  --          881,261

Issuance of Common Stock                    450,000            450        449,550                  --          450,000


Net loss for the nine months ended
     September 30, 1999                        --             --             --              (1,522,039)    (1,522,039)
                                        -----------    -----------    -----------             -----------    -----------

Balance, September 30, 1999               8,377,500    $     8,378    $ 1,341,590           ($1,526,858)   $   176,890
                                        ===========    ===========    ===========             ===========    ===========



                                 RBID.COM, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
                                   (Unaudited)
                                                                                                       Period
                                                              Nine months       Nine months        October 4, 1988
                                                                 ended             ended           (Inception) to
                                                              September 30,     September 30,      September 30,
                                                                  1999              1998                1999
                                                               ---------------   ---------------   ------------------

CASH FLOWS FROM OPERATING ACTIVITIES
            Net loss                                        ($1,522,039)        (3,662)             ($1,526,858)
            Adjustments to reconcile net loss to net cash
               provided by operating activities:
                      Consulting services contributed         1,080,000          1,890                1,083,047
                      Depreciation                                1,220           --                      1,220
                      Increase in operating assets:
                         Deposits                                 2,608           --                      2,608
                         Accounts payable & taxes payable        88,440          1,772                   90,212
                                                            -----------    -----------              -----------
            Net cash used in operating activities:          ($  349,771)             0              ($  349,771)
                                                            -----------    -----------              -----------

CASH FLOWS FROM INVESTING ACTIVITIES
            Purchase of equipment                               (18,602)          --                    (18,602)
                                                            -----------    -----------              -----------

CASH FLOWS FROM FINANCING ACTIVITIES
            Net proceeds from issuance of common stock,
                 net of issuance costs                          251,261           --                    251,261
            Loan payable, stockholder                           124,067           --                    124,067
                                                            -----------    -----------              -----------
            Net cash provided by financing activities           375,328           --                    375,328
                                                            -----------    -----------              -----------


NET INCREASE IN CASH                                        $     6,955           --                $     6,955
CASH, beginning of year                                            --             --                      --
                                                            -----------    -----------              -----------

CASH, end of period                                         $     6,955    $      --                $     6,955
                                                            ===========    ===========              ===========


SUPPLEMENTAL CASH FLOW INFORMATION Cash paid during the year for:
                      Interest                                       $       -
                      Income taxes                                   $       -

                                  RBID.COM INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 1999
                                   (Unaudited)




Note 1.   Summary of Significant Accounting Policies

Organization
The Company was incorporated October 4, 1988 in the State of Florida under the name of Gulf Coast Securities Transfer, Inc. On May 19, 1998 the Company's name was changed to GCST Corp. and Amended Articles of Incorporation. The name was again changed to Rbid.com, Inc. on April 6, 1999 and a second set of amended Articles of Incorporation was filed with the State of Florida. The Company is a development stage Company. The Company's primary concentrations are in providing internet access services, e-commerce solutions, online shopping, online auctions and classified advertising of consumers and small to medium businesses.

Net Income (Loss) Per Share
The net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average of common shares outstanding for the period. For the nine months ended September 30, 1999 and 1998 and for the period October 4, 1998 (Inception) to September 30, 1999 potential common shares and the computation of diluted earnings per share are not considered as their effect would be anti-dilutive.

Estimates
The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ significantly from those estimates.

Property, equipment and software
Property and equipment are recorded at cost. Depreciation has been calculated on the accelerated cost recovery method at rates based on five to seven years estimated lives. Software is being depreciated using the accelerated cost recovery method over a life of seven years. This depreciation method is designed to expense the cost of the asset over its estimated useful life.

Impairment of Long-Lived Assets
The Company accounts for the carrying value of long-lived assets in accordance with the requirements of FAS 121 "Accounting for the Impairment of Long-Lived Assets". As of September 30, 1998, no asset impairment needs to be recognized.

Comprehensive Income
There were no items of other comprehensive income in the nine months ended September 30, 1999 and 1998 and the period October 4, 1988 (Inception) to September 30, 1999; thus, net income is equal to comprehensive income for the period.

Cash and Cash Equivalents
The Company considers all short-term, highly liquid investments with an original maturity date of three months or less at date of purchase to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

Revenue Recognition
Revenue is recognized by the Company upon the delivery of the product or completion of services rendered.

Advertising Costs and Marketing Costs
The Company expenses all advertising costs as incurred. Advertising expense for the nine months ended September 30, 1999 amounted to $39,906. Marketing costs totaled $79,639 for the nine months ended September 30, 1999 net of any test market website receipts.

Research and Development
Research  and  development   costs  are  expensed  as  incurred.   Research  and
development costs for the nine months ended September 30, 1999 are estimated by management to be approximately $700,000.

Concentration of Business and Credit Risk
The Company has exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

The Company plans to do business in the international market. The Company's ability to collect the amounts due from its customers is affected by economic conditions in its industry and the geographical area in which it conducts business.

Note 2.   Property, Equipment and Software

Property and equipment consisted of the following at September 30, 1999:

         Equipment                                    $18,602
         Less accumulated depreciation                 (1,220)
                                                     ---------
                                                       17,382
         Software                                      15,660
                                                      $33,042


Note 3.   Stockholders' Equity

In 1998, the State of Florida approved the Company's restated Articles of Incorporation, which increased its capitalization from 1,000 common shares to 50,000,000 common shares. The par value was unchanged at $.001.

 Also, in 1998, the Company forward split its common stock 1,000:1, thus increasing the number of outstanding common stock shares from 1,000 to 1,000,000 shares.

In 1998 the Company issued 5,800,000 shares of common stock for software valued at $15,660. Prior stockholders of common stock of the 1,000,000 outstanding shares were redeemed in 1998.

In addition, the Company for the nine months ended September 30, 1998 issued 700,000 shares to consultants for services rendered valued at $1,890.

In 1999 the Company received funds of approximately $252,000 from an exempt securities offering pursuant to Regulation D Rule 504. Common stock was issued based on a subscription price of $1.00 per share for the 1,000,000 share offering. The costs of the offering of approximately $118,000 was recorded as a reduction to additional paid in capital. Consulting service shares issued totaled 630,000. The Company also issued 450,000 restricted shares for services in 1999 at $1.00 per share.


Note 4.   Income Taxes

The Company anticipates it will have a Federal net operating loss carryforward of estimated at $5,600, which will expire in the year 2018. The tax benefit of this net operating loss of approximately has been offset by a full allowance for realization.

Note 5.   Year 2000

The Company has assessed its exposure to date sensitive computer software programs that may not be operative subsequent to 1999 and has implemented a requisite course of action to minimize Year 2000 risk and ensure that neither significant costs nor disruption of normal business operations are encountered. However, because there is no guarantee that all systems of outside vendors or other entities on which the Company's operations rely will be Year 2000 compliant, the Company remains susceptible to consequences of the Year 2000 issue.

Note 6.   Subsequent Events

In 1999, the President of the Company entered into a stock purchase agreement with an unrelated company pursuant to which the President agreed to sell and the unrelated company agreed to purchase 2,300,000 shares of common stock of the President's in the Company for a total consideration of $750,000. The unrelated company assumed control of the Company and the directors and officers of the Company resigned and new directors and officers were elected.


Note 7.   Commitments and Contingencies
The Company entered into a marketing agreement dated April, 1999, with a firm to market website sales. The agreement has been terminated based on terms of the agreement due to a change in management. Certain claims are outstanding which are being settled by the Company as they occur and based on the development stage of the Company are considered material by management.

The Company entered into an operating lease for office space in July 1999. The lease has a six month term with monthly payments of $2,794

                                 Rbid.com, Inc.
                          (A Development Stage Company)
                             As of December 31, 1998
                             and for the years ended
                           December 31, 1998 and 1997
                 and for the period October 4, 1988 (Inception)
                              to December 31, 1998

                                 RBID.COM, INC.
                          (A Development Stage Company)

                               FINANCIAL STATEMENT
                            As of September 30, 1998
                 And for the period October 4, 1988 (Inception)
                              To September 30, 1998
                                   (Unaudited)


                                 RBID.COM, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                               September 30, 1998
                                   (Unaudited)




                                     ASSETS
                                     ------

             Software                                                                       $15,660
                                                                                  =================



                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

             Current Liabilities
                   Accounts payable                                                         $1,772
                                                                                  -----------------
                          Total Current Liabilities                                          1,772
                                                                                  -----------------

             Stockholders' Equity
                   Common stock, $0.001 par value, 50,000 shares authorized;
                          6,500,000 shares issued and outstanding                            6,500
                   Additional paid in capital                                               11,050
                   Deficit accumulated during the development stage                         (3,662)
                                                                                  -----------------
                          Total Stockholders' Equity                                       (13,888)
                                                                                  -----------------

                          Total Liabilities and Stockholders' Equity                       $15,660
                                                                                  =================




                                 RBID.COM, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
                                   (Unaudited)


                                                                                   Period
                                                   Nine months   Nine months    October 4, 1988
                                                     ended         ended        (Inception) to
                                                  September 30,  September 30,   September 30,
                                                    1999           1998           1999
                                                -----------    -----------    -----------

Revenue                                         $      --      $      --      $      --
                                                -----------    -----------    -----------

Expenses:
        General and administrative                1,520,819          3,662      1,525,638
        Depreciation                                  1,220           --            1,220
                                                -----------    -----------    -----------
               Total Operating Expenses           1,522,039          3,662      1,526,858
                                                -----------    -----------    -----------

Operating Loss                                   (1,522,039)        (3,662)    (1,526,858)
                                                -----------    -----------    -----------

Net Loss                                        ($1,522,039)   $    (3,662)   ($1,526,858)
                                                ===========    ===========    ===========

Per Share Information:
        Weighted Average Shares Outstanding -
            Basic and Diluted                     7,783,500      2,144,444      1,670,411
                                                ===========    ===========    ===========

Net Loss Per Common Share - Basic and Diluted   $     (0.20)   $      --      $     (0.91)
                                                ===========    ===========    ===========

                                 RBID.COM, INC.
                         ( A Development Stage Company)
                       STATEMENTS OF STOCKHOLDERS' EQUITY For the period October
        4, 1988 (Inception) to September 30, 1998
                                   (Unaudited)


                                                                                               Deficit
                                                                                             Accumulated
                                                                          Additional        During the
                                       Common Stock                       Paid-in            Development
                                          Shares            Amount        Capital                Stage             Total
                                      ---------------   ---------------   ---------------   ---------------   ---------------

Balance at October 4, 1988                    --      $     --           $     --          $     --            $     --

Issuance of stock for services
     September 1, 1989                       1,000             1              999            (1,000)                 --

Forward stock split 1,000 to 1
     May 19, 1998                          999,000           999             (999)               --                  --

Issuance of common stock to purchase
     software August 24, 1998            5,800,000         5,800            9,860                --              15,660

Redemption of Common Stock
     August 24, 1998                    (1,000,000)       (1,000)              --             1,000                  --

Issuance of stock for services
     rendered August 25, 1998 through
     September 30, 1998                    700,000           700            1,190                --               1,890

Net loss for the year ended
     September 30,1998                        --            --                 --            (3,662)             (3,662)
                                        ----------    ----------       ----------        ----------          ----------

Balance, September 30, 1998              6,500,000    $    6,500       $   11,050        $   (3,662)         $   13,888
                                        ==========    ==========       ==========        ==========          ==========

                                 RBID.COM, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
                                   (Unaudited)


                                                                                                               Period
                                                                    Nine months         Nine months        October 4, 1988
                                                                       ended               ended           (Inception) to
                                                                     September 30,      September 30,       September 30,
                                                                       1998                1997                 1998
                                                                  ----------------    ----------------   --------------------

CASH FLOWS FROM OPERATING ACTIVITIES
             Net loss                                               ($ 3,662)               --              ($ 3,662)
             Adjustments to reconcile net loss to net cash
                provided by operating activities:
                        Consulting services contributed                1,890                --                 1,890
                        Increase in operating assets:
                             Accounts payable                          1,772                --                 1,772
                                                                    --------          --------              --------
             Net cash provided by operating activities:                 --                  --                    --
                                                                    --------          --------              --------

NET INCREASE IN CASH                                                    --                  --                    --
CASH, beginning of year                                                 --                  --                    --
                                                                    --------          --------              --------

CASH, end of period                                                 $   --              $   --                $   --
                                                                    ========          ========              ========



NON CASH TRANSACTION
             Issuance of common stock for software                  $ 15,660                                $ 15,660


SUPPLEMENTAL CASH FLOW INFORMATION Cash paid during the year for:
                        Interest                                    $   --
                        Income taxes                                $   --

                                  RBID.COM INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 1998
                                   (Unaudited)




Note 1.   Summary of Significant Accounting Policies

Organization
The Company was incorporated October 4, 1988 in the State of Florida under the name of Gulf Coast Securities Transfer, Inc. On May 19, 1998 the Company's name was changed to GCST Corp. and Amended Articles of Incorporation. The name was again changed to Rbid.com, Inc. on April 6, 1999 and a second set of amended Articles of Incorporation was filed with the State of Florida. The Company is a development stage Company. The Company's primary concentrations are in providing internet access services, e-commerce solutions, online shopping, online auctions and classified advertising of consumers and small to medium businesses.

Net Income (Loss) Per Share
The net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average of common shares outstanding for the period. For the nine months ended September 30, 1998 and 1997 and for the period October 4, 1998 (Inception) to September 30, 1998 potential common shares and the computation of diluted earnings per share are not considered as their effect would be anti-dilutive.

Estimates
The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ significantly from those estimates.

Software
Software is being depreciated using the accelerated cost recovery method over a life of seven years. This depreciation method is designed to expense the cost of the asset over its estimated useful life.

Impairment of Long-Lived Assets
The Company accounts for the carrying value of long-lived assets in accordance with the requirements of FAS 121 "Accounting for the Impairment of Long-Lived Assets". As of September 30, 1998, no asset impairment needs to be recognized.

Comprehensive Income

There were no items of other comprehensive income in the nine months ended September 30, 1998 and 1997 and the period October 4, 1988 (Inception) to September 30, 1998; thus, net income is equal to comprehensive income for the period.

Cash and Cash Equivalents
The Company considers all short-term, highly liquid investments with an original maturity date of three months or less at date of purchase to be cash equivalents. Cash and cash equivalents are stated at cost, which approximates fair value.

Revenue Recognition
Revenue is recognized by the Company upon the delivery of the product or completion of services rendered.

Advertising Costs
The Company expenses all advertising costs as incurred

Concentration of Business and Credit Risk
The Company has exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

The Company plans to do business in the international market. The Company's ability to collect the amounts due from its customers is affected by economic conditions in its industry and the geographical area in which it conducts business.


Note 2.   Stockholders' Equity

In 1998, the State of Florida approved the Company's restated Articles of Incorporation, which increased its capitalization from 1,000 common shares to 50,000,000 common shares. The par value was unchanged at $.001.

 Also, in 1998, the Company forward split its common stock 1,000:1, thus increasing the number of outstanding common stock shares from 1,000 to 1,000,000 shares.

In 1998 the Company issued 5,800,000 shares of common stock for software valued at $15,660. Prior stockholders of common stock of the 1,000,000 outstanding shares were redeemed in 1998.

In addition, the Company for the nine months ended September 30, 1998 issued 700,000 shares to consultants for services rendered valued at $1,890.

Note 3.   Income Taxes

The Company anticipates it will have a Federal net operating loss carryforward of estimated at $5,600, which will expire in the year 2018. The tax benefit of this net operating loss of approximately has been offset by a full allowance for realization.


Note 4.   Year 2000

The Company has assessed its exposure to date sensitive computer software programs that may not be operative subsequent to 1999 and has implemented a requisite course of action to minimize Year 2000 risk and ensure that neither significant costs nor disruption of normal business operations are encountered. However, because there is no guarantee that all systems of outside vendors or other entities on which the Company's operations rely will be Year 2000 compliant, the Company remains susceptible to consequences of the Year 2000 issue.


Note 5.   Subsequent Events

In 1999 the Company received funds of approximately $252,000 from an exempt securities offering pursuant to Regulation D Rule 504. Common stock was issued based on a subscription price of $1.00 per share for the 1,000,000 share offering. The costs of the offering of approximately $118,000 was recorded as a reduction to additional paid in capital. Consulting service shares issued totaled 630,000. The Company also issued 450,000 restricted shares for services in 1999 at $1.00 per share.

In 1999, the President of the Company entered into a stock purchase agreement with an unrelated company pursuant to which the President agreed to sell and the unrelated company agreed to purchase 2,300,000 shares of common stock of the President's in the Company for a total consideration of $750,000. The unrelated company assumed control of the Company and the directors and officers of the Company resigned and new directors and officers were elected.

The Company entered into an operating lease for office space in July 1999. The lease has a six month term with monthly payments of $2,794


Note 6.   Commitments and Contingencies
The Company entered into a marketing agreement dated April, 1999, with a firm to market website sales. The agreement has been terminated based on terms of the agreement due to a change in management. Certain claims are outstanding which are being settled by the Company as they occur and based on the development stage of the Company are considered material by management.

                                   GCST CORP.
                 (FORMERLY GULF COAST SECURITIES TRANSFER, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS
                                  May 20, 1998
                                December 31, 1997
                                December 31, 1996

                                TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT . . . . . . . . . . . . . . . . . . . . F-1

ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-2

LIABILITIES AND STOCKHOLDERS' EQUITY . . . . . . . . . . . . . . . . F-3

STATEMENT OF OPERATIONS . . . . . . . . . . . . . . . . . . . . . . .F-4

STATEMENT OF STOCKHOLDERS' EQUITY  . . . . . . . . . . . . . . . . . F-5

STATEMENT OF CASH FLOWS . . . . . . . . . . . . . . . . . . . . . . .F-6

NOTES TO FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . . .F-7 - F-8

                             BARRY L. FRIEDMAN, P.C.
                           Certified Public Accountant

1682 Tulita Drive                                  Office:       (702) 361-8414
Las Vegas, Nevada  89123                           Fax No:       (702) 896-0278


                                            INDEPENDENT AUDITORS' REPORT

Board of Directors                                                  May 22, 1998
GCST Corp.
Orlando, Florida

         I have audited the accompanying Balance Sheet of GCST Corp,, (Formerly Gulf Coast Securities Transfer, Inc.), (A Development Stage Company), as of May 20, 1998, December 31, 1997, and December 31, 1996, and the related statements of operations, stockholders' equity and cash flows for the two years ended December 31, 1997, December 31, 1996, and the period January 1, 1998 to May 20, 1998. Those financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the Financial position of GCST Corp., (Formerly Gulf Coast Securities Transfer, Inc.), (A Development Stage Company) as of May 20, 1998, December 31, 1997, and December 31, 1996, and the results of its operations and cash flows for the two years ended December 31, 1997, and December 31, 1996, and the period January 1, 1998 to May 20, 1998, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming the company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regards to these matters are also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/Barry L. Friedman
-------------------------------
Barry L. Friedman
Certified Public Accountant



                                   GCST CORP.
                 (FORMERLY GULF COAST SECURITIES TRANSFER, INC.)
                          (A Development Stage Company)




                                  BALANCE SHEET
                                  -------------


                                     ASSETS
                                     ------



                                               May 20,           December          December
                                                1998             31, 1997          31, 1996
                                            ------------      ----------------  -------------

         CURRENT ASSETS:                    $           0     $           0     $          0
                                            -------------     -------------     -------------

                  TOTAL CURRENT ASSETS      $           0     $           0     $          0
                                            -------------     -------------     -------------

                  OTHER ASSETS:             $           0     $           0    $           0
                                            -------------     -------------    -------------

                  TOTAL OTHER ASSETS        $           0     $           0    $           0
                                            -------------     -------------    -------------

                  TOTAL ASSETS              $           0     $           0    $           0
                                            =============     =============    =============



          See accompanying notes to financial statements & audit report


                                   GCST CORP.
                 (FORMERLY GULF COAST SECURITIES TRANSFER, INC.)
                          (A Development Stage Company)




                                                   BALANCE SHEET
                                                   -------------


                                        LIABILITIES AND STOCKHOLDERS' EQUITY
                                        ------------------------------------



                                                May 20,          December         December
                                                 1998            31, 1997         31, 1996
                                            ------------      -------------    -------------

CURRENT LIABILITIES:
         Account Payables                   $      1,772      $           0    $           0
                                            ------------      -------------    -------------

         TOTAL CURRENT LIABILITIES          $      1,772      $           0    $           0
                                            ------------      -------------    -------------

STOCKHOLDERS' EQUITY (Note 1)

         Common stock, $.001 per value
         Authorized 1,000 Shares issued
         And outstanding at
         December 31, 1996 - 1,000 shares   $          0      $           0    $           1
                                            ------------      -------------    -------------
         December 31, 1997 - 1,000 shares   $          0      $           1    $           0
                                            ------------      -------------    -------------

         Common stock, $001 per value
         Authorized 50,000,000 shares
         Issued and outstanding at
         May 20, 1998 - 1,000,000 shares    $      1,000      $         999    $         999

         Additional Paid in Capital         $          0      $           0    $           0

         Accumulated Loss                   $     -2,772      $      -1,000    $      -1,000
                                            ------------      -------------       ----------

         TOTAL STOCKHOLDERS' EQUITY         $     -1,772      $           0    $           0
                                            ------------      -------------    -------------

         TOTAL LIABILITIES AND
         STOCKHOLDERS' EQUITY               $          0      $           0    $           0
                                            ============      =============    =============



          See accompanying notes to financial statements & audit report


                                   GCST CORP.
                 (FORMERLY GULF COAST SECURITIES TRANSFER, INC.)
                          (A Development Stage Company)




                             STATEMENT OF OPERATIONS
                             -----------------------


                                                     Jan. 1            Year             Year              Oct 4,
                                                     1998 to           Ended            Ended          (inception)
                                                     May 20,           December         December         May 20,
                                                     1998              31, 1997         31, 1996          1998
                                                     ------------      ------------     -------------    --------------
1998
INCOME:
         Revenue                                     $         0       $           0    $           0    $          0
                                                     -------------     -------------     -------------    -------------

EXPENSES:
         General Selling &
         Administrative                              $     1,772       $           0    $           0     $     2,772
                                                     -----------       -------------    -------------     ------------
2,772

                  Total Expenses                     $     1,772       $           0    $           0     $     2,772
                                                     -----------       -------------    -------------     -----------
2,772

Net Loss                                             $    -1,772       $           0    $           0    $    -2,772
                                                     ===========       =============    =============    ===========

Net Loss per weighted share (Note 2)                 $    -.0008       $       .0000    $       .0000    $    -.0028
                                                     ============      =============    =============    ===========

Weighted average number of common
Shares outstanding                                     1,000,000           1,000,000        1,000,000      1,000,000
                                                     ============       ============     =============    ===========





          See accompanying notes to financial statements & audit report


                                   GCST CORP.
                 (FORMERLY GULF COAST SECURITIES TRANSFER, INC.)
                          (A Development Stage Company)




                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                  --------------------------------------------


                                                                      Additional
                                             COMMON STOCK               Paid in         Accumulated
                                      Shares            Amount          Capital           Deficit
                                      ------            ------          -------           -------
Balance,
December 31, 1995                    1,000           $        1       $    999       $    -1,000

Net loss year ended
December 31, 1996                        0           $        0       $      0       $         0
                                 ---------           -----------        ----------        ----------

Balance,
December 31, 1996                    1,000           $        1       $    999       $    -1,000

Net loss year ended
December 31, 1997                        0           $        0       $      0       $         0
                                 ---------           -----------     ----------        -----------

Balance,
December 31, 1997                    1,000           $        1       $    999       $    -1,000

May 19, 1998
Forward stock split
1,000:1                            999,000           $     +999       $   -999

Net loss
January 1, 1998
To May 20, 1998                                                                      $    -1,772
                                 ---------         ----------       -----------     -------------

Balance,
May 20, 1998                     1,000,000           $    1,000       $      0       $    -2,772
                                 =========            ==========    ===========     =============





          See accompanying notes to financial statements & audit report


                                   GCST CORP.
                 (FORMERLY GULF COAST SECURITIES TRANSFER, INC.)
                          (A Development Stage Company)




                             STATEMENT OF CASH FLOW
                             ----------------------


                                                     Jan. 1            Year             Year              Oct 4,
                                                     1998 to           Ended            Ended           (inception)
                                                     May 20,           December         December         May 20,
                                                     1998              31, 1997         31, 1996          1998
                                                     ------------      --------         --------         ----------

Cash Flow from:
Operating Activities:
         Net Loss                                   $  -1,772        $        0       $        0       $  -2,772

         Adjustment to reconcile
         Net loss to net cash
         Provided by operating
         Activities                                         0                 0                0               0

Changes in assets and liabilities:
         Increase in current liabilities:            $ +1,772        $        0       $        0       $  +1,772
                                                     ---------         ----------       ----------     ---------

Net  cash used in operating activities               $      0        $        0       $        0       $  -1,000

Cash flow from investing activities                  $      0        $        0       $        0       $       0

Cash flows from Financing Activities:
         Issuance of common stock for
         Services                                    $      0        $        0       $        0       $  +1,000
                                                     ----------        ----------       ----------     ----------

Net Increase (Decrease) in cash                      $      0        $        0       $        0       $       0

Cash, beginning of period                            $      0        $        0       $        0       $       0
                                                   ----------        ----------        ---------       ----------

Cash, end of period                                  $      0        $        0       $        0       $       0
                                                   ==========        ==========       ==========       =========


          See accompanying notes to financial statements & audit report
                                      F-5

                                   GCST CORP.
                 (FORMERLY GULF COAST SECURITIES TRANSFER, INC.)
                          (A Development  Stage Company) May 20, 1998,  December
              31, 1997 and December 31, 1996


                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - History and Organization of Company

         The Company was organized October 4, 1988, under the laws of the State of Florida as Gulf Coast Securities Transfer, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development company.

                           On September 1, 1989, the Company issued 1,000 shares
of its $.001 per value common stock for services of $1,000..

         On May 19, 1998, the State of Florida approved the Company's related Articles of Incorporation, which increased its capitalization from 1,000 common shares to 50,000,000 common shares. The par value was unchanged at $.001.

         On May 19, 1998, the Company forward split its common stock 1,000:1, thus increasing the number of outstanding common stock shares from 1,000 shares to l,000,000 shares.

         On May 19, 1998, the Company changed its name to GCST Corp.


NOTE 2 - Accounting Policies and Procedures:
--------------------------------------------
         The Company has not determined its accounting policies and procedures, except as follows:

1.       The Company uses the actual method of accounting.

2. Earning or loss per share is calculated using the weighted averaged number of common shares outstanding.

3. The Company has of yet adopted any policy regarding payments of dividends. No dividends have been paid since inception.

NOTE 3 - Warrants and Opinions:
------------------------------
         There are no warrants or options outstanding to issue any additional shares of common stock of the Company.

                                   GCST CORP.
                 (FORMERLY GULF COAST SECURITIES TRANSFER, INC.)
                          (A Development  Stage Company) May 20, 1998,  December
              31, 1997 and December 31, 1996


                          NOTES TO FINANCIAL STATEMENTS

NOTE 4 - Going Concern:
-----------------------
         The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

NOTE 5 - Related Party Transactions:
-----------------------------------
         The Company neither owns or leases any real or personal property. Office services are provided without charge by an officer. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

                                    PART III

ITEM 1:  INDEX TO EXHIBITS
         -----------------                                       Page
EXHIBIT                                                        Location
NUMBER            DESCRIPTION OF DOCUMENT                      FORM 10-SB
------            -----------------------                      ----------

1.       Original Articles of Incorporation and Bylaws

2.       Amended and Restated Articles of
         Incorporation "P"

3.a.       Press Release Dated March 3, 1999
  b.       Press Release Dated March 30, 1999
  c.       Press Release Dated April 5, 1999
  d.       Press Release Dated April 6, 1999
  e.       Press Release Dated April 8, 1999
  f.       Press Release Dated April 23, 1999,
  g.       Press Release Dated April 29, 1999
  h.       Press Release Dated May 4, 1999
  i.       Press Release Dated May 17, 1999
  j.       Press Release Dated May 21, 1999
  k.       Press Release Dated June 2, 1999
  l.       Press Release Dated June 15, 1999
  m.       Press Release Dated July 29, 1999
  n.       Press Release Dated July 29, 1999
  o.       Press Release Dated July 30, 1999
  p.       Press Release Dated August 5, 1999
  q.       Press Release Dated August 6, 1999
  r.       Press Release Dated August 18, 1999
  s.       Press Release Dated August 19, 1999
  t.       Press Release Dated September 13, 1999
  u.       Press Release Dated October 25, 1999
  v.       Press Release Dated October 25, 1999
  w.       Press Release Dated October 26, 1999
  x.       Press Release Dated October 26, 1999
  y.       Press Release Dated October 26, 1999
  z.       Press Release Dated October 27, 1999
 aa.       Press Release Dated October 27, 1999
 bb.       Press Release Dated October 28, 1999
 cc.       Press Release Dated October 29, 1999

4.         Patents and Copyrights, Tradenames "P"

5.         Business Licenses "P"

6.         Cash Requirements For Next 12 months "P"

7.         Employment Contracts with Registrant "P"

8.         Subsidiaries of Registrant "P"

9.       Statement of Computation of Earnings Per Share "P"

10.      Reorganization Agreement "P"

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM 10-SB
                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
                  Under Section 12(b) or (g) of The Securities
                              Exchange Act of 1934

                                 Rbid.com, Inc.
                 (Name of Small Business Issuer in its charter)



                                                          33-0857311
                                            (I.R.S. Employer Identification No.)

Florida
(State or other urisdiction of incorporation or organization)

24461 Ridge Route Drive, 2nd Floor, Laguna Hills, CA.                92653
                                                                   (Zip Code)
Issuer's telephone number (949)470-4550

Securities to be registered pursuant to Section 12(b) of the Act.

                                      Name of each exchange on which registered
                                      OTCBB
Title of each class
Commom Stock, par value $.001



Securities to be registered pursuant to Section 12(g) of the Act.

Common Stock par value $.001 (Title of Class)


--------------------------------------------------------------------------------
(Title of Class)

                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




                                 Rbid.com, Inc.
                                 (Registrant)
Date: November 4, 1999           By:/s/ Fred Wallace
                                    ----------------
                                    Fred Wallace, Chief Financial Officer